                                                                    Exhibit 99.7

                               (FROM A MOLECULE)

                                 (TO A MIRACLE)

                   TRANSITION THERAPEUTICS 2006 ANNUAL REPORT

                         (TRANSITION THERAPEUTICS INC. LOGO)

TABLE OF CONTENTS

 2   Executive summary
 3   The pipeline
 5   Message to shareholders
 9   The drug discovery platform
10   Alzheimers Program
14   Diabetes Program
18   Hepatitis C Program
20   A look ahead
26   Management's discussion and analysis
45   Financial statements
73   Scientific and clinical advisors
74   Board of directors
75   Corporate information

TRANSITION / N. [TRAN-ZISH' N] FROM, TO:

'FROM HERE TO THERE', 'FROM DARK TO LIGHT' CHANGE OF STATE, PASSAGE, MOVEMENT.

2


NOVEMBER 2005 The Company acquires the Optimol Lead Discovery technology [Optimol], a patented, state-of-the-art drug discovery system that enables the identification and optimization of lead compounds in considerably less time than the current industry standard.

DECEMBER 2005 Transition Therapeutics Inc. [Transition] performs exploratory Phase IIa clinical trials of diabetes regenerative product, E1-I.N.T.(TM) in type 1 and type 2 diabetes patients. Preliminary results from this exploratory Phase IIa trial found a 35-75% reduction in daytime insulin usage in the first 3 of 4 patients treated, in addition to showing a favorable safety profile when titrated to maximum doses.

JANUARY 2006 The Company strengthened its financial position with the successful completion of an offering of 15,575,000 common shares providing net cash proceeds of $9,648,600.

                 TRANSITION THERAPEUTICS EXECUTIVE SUMMARY 2006

MARCH 2006 Transition completes acquisition of Ellipsis Neurotherapeutics Inc., whose key asset is the disease-modifying compound AZD-103 for the treatment of Alzheimer's disease.

AUGUST 2006 Reports data from a Phase I/II clinical trial on the hepatitis C enhancing therapy HCV-I.E.T. in hepatitis C non-responders, a patient population with no approved therapies available. In the study 28% of these patients treated achieved a greater than 99% reduction in hepatitis C virus levels.

SEPTEMBER 2006 The Juvenile Diabetes Research Foundation signed an agreement with the Company to provide US$4 million funding supporting the advancement of GLP1-I.N.T.(TM) into Phase II clinical development.

     Elan Pharma International Limited [Elan] and Transition signed a global collaboration agreement to develop and commercialize the Alzheimer's disease product, AZD-103. Under the terms of the agreement, Transition will receive upfront payments of US$15 million and dependent upon the successful development, regulatory approval and commercial launch of AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million.

DRUG DEVELOPMENT PROGRAM

ALZHEIMER'S DISEASE

                                     (CHART)

DIABETES

                                     (CHART)

HEPATITIS C

                                     (CHART)

4


                                     (PHOTO)

"2006 WAS A DEFINING YEAR FOR US AS WE HAVE NARROWED OUR FOCUS TO THREE PROMISING PRODUCTS IN ALZHEIMER'S, DIABETES AND HEPATITIS C THAT ARE MOVING FORWARD WITH THEIR CLINICAL DEVELOPMENT. THIS DECISION IS KEY TO OUR SHORT-TERM GROWTH. OUR DYNAMIC DRUG DISCOVERY PLATFORM WILL ALLOW US TO GENERATE LEAD MOLECULES TO VALIDATED DISEASE TARGETS QUICKLY, ENSURING OUR LONG-TERM SUCCESS."

TO OUR SHAREHOLDERS. 2006 was an important year for Transition to say the least. We achieved significant milestones including strategic acquisitions, new partnerships with key industry players and significant progress across multiple drug development programs. With the key accomplishments described below, Transition is now stronger than ever and well poised for growth.

AZD-103 AND OUR GLOBAL COLLABORATION WITH ELAN -- In March 2006, Transition completed the acquisition of Ellipsis Neurotherapeutics Inc. The key asset in the acquisition was the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both reduce disease progression and improve symptoms including cognitive function.

     In September 2006, we announced a global collaboration with Elan to develop and commercialize AZD-103. Under the agreement, Transition will receive US$15 million in upfront payments and potentially an additional US$185 million in milestone payments upon the successful development, regulatory approval and commercial launch of AZD-103. Transition and Elan will share the costs of development and profits from commercialization. This agreement was designed to provide us flexibility in the future, as we may vary our share of ownership or convert the agreement to a conventional licensing arrangement and receive milestone payments and royalties.

     We are extremely pleased to have Elan as our partner for the AZD-103 program. Elan, as a leader in the field of Alzheimer's therapeutics, has the expertise, resources and most importantly the commitment to help us fully achieve the potential of this disease modifying compound. We look forward to working with them to gain approval for this drug which has the potential to make a difference in the lives of millions of Alzheimer's patients and their families.

6


CLINICAL PROGRESS WITH E1-I.N.T.(TM) - LICENSED TO NOVO NORDISK -- We continued to advance the clinical development of our diabetes regenerative product E1-I.N.T.(TM). Preliminary blinded results found a 35-75% reduction in daytime insulin usage in the first 3 of 4 type 1 diabetes patients treated. These early results were very encouraging and the data from these trials will be reported later in calendar 2006.

     The E1-I.N.T.(TM) program is partnered with Novo Nordisk, a world leader in diabetes care. Under this alliance, Transition is eligible to receive future developmental and commercial milestone payments and royalties relating to the successful advancement of the E1-I.N.T.(TM) product.

GLP1-I.N.T.(TM) - WORKING WITH THE JDRF -- Transition regained full ownership and rights to the GLP1-I.N.T.(TM) product from Novo Nordisk and we are moving forward with a clinical development plan for its rapid advancement. We partnered with the Juvenile Diabetes Research Foundation ("JDRF") to fund the development of the GLP1-I.N.T.(TM) product into Phase II clinical trials in type 1 diabetes. This partnership provides resources and credibility to an extremely promising therapy that has shown striking evidence of effectiveness in the stimulation of islet cell regeneration in animal models.

HCV-IET - POSITIVE DATA REPORTED IN HCV NON-RESPONDERS -- The data reported from our Phase I/II clinical trial of HCV-I.E.T. in hepatitis C non-responders showed that 28% of patients treated for 12 weeks demonstrated a reduction of over 99% in hepatitis C virus levels. We are seeking a partner to work with us on further clinical development to identify the optimal dosing regimen for the therapy.

ACQUISITION OF DRUG DISCOVERY GROUP -- The acquisition of Optimol provides Transition with a patented system to rapidly identify and optimize new lead molecules for development. This innovative drug discovery technology effectively complements our core competency in drug development and will allow Transition to compete in the development of new products for the most validated and sought-after disease targets.

SUSTAINING FINANCIAL STRENGTH -- From a financial standpoint, the upfront payments from Elan due in 2006 and 2007 along with our common share offering netting approximately C$9.6 million will be used to advance our current products in development. In addition, the US$4million of funding from the JDRF will provide important support for our GLP1-I.N.T.(TM) program into Phase II clinical trials.

LOOKING AHEAD -- We believe the significant accomplishments of this year will further our overall goal of building a sustainable biopharmaceutical company. I am proud of these achievements and I am excited about the future of our Company. Fiscal 2007 will be a very important year for Transition as our leading products in large disease indications progress through clinical development.

     The devotion and enthusiasm of our employees, as well as the contributions from our Board of Directors, Scientific Advisory Board and third party researchers, are the cornerstone of our continued success, and for this, I am grateful. I would also like to thank you, our shareholders, for your ongoing support and confidence which have allowed and will continue to allow us at Transition to realize our potential.


                                        /s/ DR. TONY CRUZ
                                        ----------------------------------------
                                        DR. TONY CRUZ
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                (FROM DISCOVERY)

TO
MARKET

Transition is a fully-integrated biopharmaceutical company with a proprietary state-of-the-art drug discovery engine and an extensive drug development program exploring novel therapeutics in multiple disease indications.

     OUR FOCUS IS TO:

-- Discover and advance lead molecules to the most valuable targets in the industry using Transition's state-of-the-art drug discovery engine;
-- Accelerate the development of multiple products for large disease indications and;
-- Generate shareholder value through partnerships with major pharmaceutical companies.

     OUR MISSION IS TO address the unmet medical needs of millions of patients by using a disciplined, cost-effective approach to product development and capitalizing on a network of experienced and focused leaders in their field. By using an entrepreneurial approach, which allows for flexibility, the Company is able to quickly analyze and seize early stage product opportunities.

DRUG DISCOVERY PLATFORM. Optimol is a patented state-of-the-art drug discovery system that will enable Transition to identify and optimize lead compounds in considerably less time than the industry standard. This fundamental acquisition is key to the growth of Transition, and will enable the Company to meet the pharmaceutical industry's increasing demands for new products. Covered by 13 patents, this world-class drug discovery engine will create opportunities for global partnerships and greater potential for long-term royalty income from a growing stable of products.

10


                               (PHOTO OF WALTER)

WALTER IS IN THE EARLY STAGES OF ALZHEIMER'S DISEASE.

WE'D LIKE TO HELP HIM REMEMBER THE LIFE HE ONCE HAD.

ALZHEIMER'S DISEASE. FROM HELPLESSNESS TO HOPE.

As the North American population ages, the incidence of Alzheimer's disease will only increase, doubling in the next 20 years to over 42 million worldwide. This progressive degenerative disease targets the parts of the brain that control thought, memory, and language; slowly impairing thinking, judgment, memory, learning as well as decision making abilities. The risk increases with age and affects about half of those 85 years old and over, and five percent of men and women aged 65 to 74.

     AZD-103 -- THE DISEASE MODIFYING ALZHEIMER'S THERAPY -- Existing medications only help to control symptoms and do not slow or reverse the progression of the disease. Transition's AZD-103 belongs to an emerging class of compounds focused on reducing the progression of Alzheimer's disease while also improving its debilitating symptoms. AZD-103 prevents the formation and breaks down existing neurotoxic amyloid beta aggregates, allowing amyloid peptides to clear from the brain rather than accumulate and form amyloid plaques, a hallmark pathology of Alzheimer's disease. AZD-103 is well positioned as an Alzheimer's therapy as it is taken orally, crosses the blood brain barrier and has an excellent safety profile.

     GLOBAL COLLABORATION WITH ELAN -- In September 2006, Elan and Transition announced an exclusive, worldwide collaboration agreement for the joint development and commercialization of the disease modifying drug, AZD-103.

     Under the terms of the collaboration agreement, Transition will receive upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon

FROM CURRENT MEDICATIONS ONLY CONTROLLING SYMPTOMS

TO AZD-103 POTENTIALLY MODIFYING AND REDUCING DISEASE PROGRESSION AND IMPROVING COGNITIVE FUNCTION

12


                                (PHOTO OF NICOLE)

NICOLE IS A MOTHER AND GRANDMOTHER WHO USED TO TAKE CARE OF HER FAMILY.

WE'D LIKE TO HELP HER TAKE CARE OF HERSELF.

the successful development, regulatory approval and commercialization of AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million. Elan and Transition will share the costs and operating profits of AZD-103 if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependent on certain elections that may be made during the development of AZD-103.

     With their strong leadership in the field of Alzheimer's disease therapeutics, Elan is the ideal partner for the development of the AZD-103 program. In this collaboration Elan and Transition will work closely together toward their shared goal, bringing effective Alzheimer's disease therapies to patients and their loved ones.

     EFFECTIVENESS DEMONSTRATED IN STUDIES -- There is a growing body of evidence supporting the therapeutic potential of AZD-103 in several Alzheimer's disease preclinical studies. Most recently, world-renowned Alzheimer's disease researchers with University of Toronto published the results from a series of AZD-103 studies in the prestigious journal Nature Medicine.

     AZD-103 BEGINS IMPORTANT CLINICAL TRIAL PHASE -- AZD-103 continues to demonstrate the efficacy and safety profile necessary to be considered a leading drug candidate for the treatment of Alzheimer's disease patients. The Company has completed a Canadian Phase I trial in which AZD-103 was well-tolerated by all subjects and showed a favourable pharmacokinetic profile. These results, in addition to subsequent studies, will position Transition to submit an application for a Phase II trial in Alzheimer's disease patients in calendar 2007.

14


                                (PHOTO OF JULIA)

JULIA IS SIX. SHE HAS DIABETES AND WILL FOR THE REST OF HER LIFE.

HOPEFULLY, WE CAN HELP CHANGE THAT.

DIABETES. FROM CAREFUL TO CAREFREE. Diabetes, the world's fastest growing disease, affects individuals who cannot produce enough insulin or use it properly. Insulin-dependent diabetes, the most advanced form of the disease, destroys the body's insulin-producing cells and requires daily injections, strict dietary controls and constant monitoring. The long-term consequences of diabetes include heart disease, kidney failure and blindness and it is the fourth leading cause of death worldwide.

     ISLET CELL REGENERATION--A DIABETES BREAKTHROUGH -- An effective regenerative diabetes therapy can restore the body's ability to produce insulin on its own. Transition is developing Islet Neogenesis Therapy (I.N.T.(TM)) products with the goal to regenerate the insulin-producing islet cells destroyed by the disease. These I.N.T.(TM) products could offer a new therapeutic alternative potentially freeing millions of individuals for months or even years of insulin injections as well as alleviating diabetes associated complications. In the end, a short course treatment with Transition's I.N.T.(TM) products holds the promise of helping these individuals lead more normal lives.

I.N.T.(TM) TECHNOLOGY. With over 20 million people suffering from diabetes in the U.S. alone, there is a tremendous need for new therapies. As the I.N.T.(TM) products are considered leading diabetes regenerative products in clinical development, Transition is in a strong position to potentially make a significant impact in the lives of these individuals.

FROM MILLIONS OF DIABETICS REQUIRING INSULIN BY INJECTION

TO I.N.T.(TM) TECHNOLOGY POTENTIALLY REGENERATING THE BODY'S ABILITY TO PRODUCE INSULIN ON ITS OWN

16


                                 (PHOTO OF JANE)

JANE IS 54. THE RISKS OF DIABETIC COMPLICATIONS INCLUDING HEART DISEASE, KIDNEY DISEASE AND BLINDNESS WERE NOT SUPPOSED TO BE PART OF HER FUTURE.

WE WANT TO HELP HER ENJOY HER GOLDEN YEARS WITHOUT THESE RISKS.

     OUR PRODUCTS --

- E1-I.N.T.(TM) is a short course combination therapy of gastrin (G1) and growth factor (E1) designed to regenerate the body's insulin-producing cells. E1-I.N.T.(TM) is currently being evaluated in two different Phase IIa trials for both type 1 and type 2 diabetes patients.

- GLP1-I.N.T.(TM) combines the regenerative properties of G1 with GLP-1 therapy, a newly approved class of therapeutics shown to regulate blood glucose in non-insulin dependent diabetes patients only. GLP1-I.N.T(TM) is in the preclinical phase and has the potential to expand the use of GLP-1 therapy to a broader population of patients including insulin-dependent diabetics.

     FIRST EVIDENCE OF REGENERATION IN DIABETES PATIENTS -- The two exploratory Phase IIa clinical trials of diabetes regenerative product, E1-I.N.T.(TM) in type 1 and type 2 diabetes patients have completed the treatment phase. Preliminary blinded results from the type 1 diabetes Phase IIa trial found a 35-75% reduction in daytime insulin usage in the first 3 of 4 patients treated, in addition to showing a favorable safety profile when titrated to maximum doses. These early efficacy findings in type 1 diabetes patients are consistent with effects demonstrated in diabetes animal models where maximal levels of regeneration were observed 3-6 weeks post-treatment.

     PARTNERSHIPS -- Novo Nordisk A/S, a world leader in diabetes care has an exclusive, worldwide license agreement with Transition for the rights to the E1-I.N.T.(TM) program. In September 2006, Transition signed an agreement with the Juvenile Diabetes Research Foundation ("JDRF") in which the JDRF will provide U.S. $4 million to support the development of GLP1-I.N.T.(TM) into Phase II clinical development.

FROM TRANSITION DEMONSTRATING THE FIRST EVIDENCE OF HUMAN ISLET CELL
REGENERATION

TO EFFECTIVE REGENERATIVE PRODUCTS FREEING DIABETICS FROM INSULIN INJECTIONS FOR MONTHS TO YEARS

18


                                (PHOTO OF MARK)

MARK LIVES WITH HEPATITIS C.
HE IS NOT RESPONDING TO HIS CURRENT THERAPY.

WE'D LIKE TO CHANGE THAT.

HEPATITIS C. FROM CONCERNED TO CONFIDENT. Considered the "viral bomb" according to the World Health Organization, hepatitis C is an infectious disease of the liver that is spread primarily through direct contact with human blood. Eighty percent of all those infected will eventually develop chronic hepatitis and many face long-term complications that include cirrhosis, liver failure and liver cancer. In fact, hepatitis C is the key factor for 50-76% of all liver cancer cases, and two thirds of all liver transplants in the developed world. Without effective treatment, the health care costs could soar to about $26 billion a year by 2021.

     Approximately 45% of hepatitis C patients fail to respond to currently approved "gold standard" therapies consisting of pegylated interferon and ribavirin, leaving this large number of patients with no effective treatment available. Transition has advanced its combination therapy HCV-I.E.T. to provide a new therapeutic alternative for hepatitis C non-responders.

     HCV-I.E.T. -- PROMISING RESULTS TO DATE -- Transition recently reported the results from a Phase I/II clinical trial of HCV-I.E.T., an interferon enhancing therapy in hepatitis C non-responders. The study data demonstrated that 6 of 21 (28%) of the hepatitis C non-responder patients that were treated for 12-weeks had a greater than 99% reduction of virus levels (2 log 10 decrease). Evidence of hepatitis C viral reduction in this patient population is meaningful and HCV-I.E.T. may provide a viable treatment option. The next steps in the development of the product will be to seek a partner to perform a larger study to identify the optimal dosing regimen for this therapy.

FROM NEARLY 45% OF HEPATITIS C PATIENTS WITHOUT APPROVED THERAPIES

TO HCV I.E.T. POTENTIALLY PROVIDING A NEW THERAPEUTIC OPTION AND HOPE FOR HEPATITIS C PATIENTS

20


                                (FROM A NOTION)

                               (TO AN INNOVATION)

22

FROM TODAY

THE FUTURE AHEAD looks bright as we enter the next phase of our company's development.

     As we head into fiscal 2007, our objectives are clear and our drive to achieve them is unrelenting. We believe that our unique drug discovery platform will lead us quickly to new discoveries. Our goal is to continually bring forward promising new molecules for development in a practical and cost-effective manner.

     Our focus going forward is to aggressively pursue the clinical development and commercialization of our promising products in Alzheimer's disease, diabetes and hepatitis C.

     Our collaboration with Elan unites both companies' strengths to achieve the shared goal of the rapid advancement of AZD-103 through clinical development. The series of Phase I studies completed to date and planned in the U.S. and Canada will position the alliance to submit an application for a Phase II clinical trial in Alzheimer's patients in calendar 2007.

     We continue to advance our I.N.T.(TM) regenerative products for diabetes. As part of that plan, preparations are ongoing for Phase I studies to further expand the dose range and duration of G1 administration in humans. These study results will provide important data to enable Transition to submit an application for a Phase II clinical trial combining G1 and a GLP-1 analogue in calendar 2007.

     Taking notions and turning them into innovations is our underlying guiding principle now and will remain our driving force in the future.

                                 (TO TOMORROW)

24


(PHOTO)

MANAGEMENT TEAM

Left to right:

LAURA AGENSKY, Senior Director
of New Product Development,
ELIE FARAH, CFO & VP Corporate
Development, DR. ALEKS PASTRAK,
VP of Research and CARL DAMIANI,
Director of Business Development

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                        CONSOLIDATED FINANCIAL STATEMENTS

26 MANAGEMENT'S DISCUSSION AND ANALYSIS


THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2006 AND THE RELATED NOTES, WHICH ARE PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") PROVIDES A REVIEW OF THE PERFORMANCE OF THE COMPANY FOR THE YEAR ENDED JUNE 30, 2006 AS COMPARED TO THE YEAR ENDED JUNE 30, 2005. THIS MD&A INCLUDES FINANCIAL INFORMATION DERIVED FROM THE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND FROM THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS. THIS REVIEW WAS PERFORMED BY MANAGEMENT WITH INFORMATION AVAILABLE AS OF SEPTEMBER 13, 2006.

WHERE "WE", "US", "OUR", "TRANSITION" OR THE "COMPANY" IS USED, IT IS REFERRING TO TRANSITION AND ITS WHOLLY-OWNED SUBSIDIARIES, UNLESS OTHERWISE INDICATED. ALL AMOUNTS ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED.

FORWARD-LOOKING STATEMENTS To the extent any statements made in this MD&A contain information that is not historical,these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect", "believe", "intend", "anticipate", "will", "may", or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products,the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C.

GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY -- Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development such as those with employees, collaborators, or other third parties will be available and sustained.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 27




If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

RECENT ACHIEVEMENTS -- During fiscal 2006 and up to the date of this MD&A, the Company achieved the following significant milestones:

I.N.T.(TM) - DIABETES --

- ANNOUNCED ENCOURAGING PRELIMINARY BLINDED SAFETY AND EFFICACY DATA FROM THE ONGOING EXPLORATORY PHASE IIA CLINICAL STUDY OF ITS LEAD DIABETES REGENERATIVE THERAPY, E1-I.N.T.(TM) IN TYPE I DIABETES PATIENTS. Data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favorable safety profile when the therapy was titrated to maximal doses. In addition, the Company has completed enrollment for exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and II diabetes patients;

- TRANSITION RECEIVED US$1 MILLION AS THE COMPANY AND NOVO NORDISK A/S ("NOVO NORDISK") AMENDED THE I.N.T.(TM) LICENSE AGREEMENT TO RESTATE THE RIGHTS AND RESPONSIBILITIES OF THE PARTIES. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T.(TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM);

- THE COMPANY AND THE JUVENILE DIABETES RESEARCH FOUNDATION INTERNATIONAL ("JDRF") ENTERED INTO AN AGREEMENT IN WHICH THE JDRF WILL PROVIDE MILESTONE DRIVEN FUNDING OF UP TO US$4 MILLION to assist in the expedited development of GLP1-I.N.T.(TM) over a two year period;

- SIGNED AN EXCLUSIVE LICENSE AGREEMENT FOR TWO US PATENTS FOR THE USE OF GLUCAGON-LIKE PEPTIDE-1 ("GLP-1") ANALOGUES in the treatment of type I diabetes.

AZD-103 - ALZHEIMERS DISEASE --

- ACQUIRED ALL OF THE REMAINING OUTSTANDING SHARES OF ALZHEIMER'S FOCUSED ELLIPSIS NEUROTHERAPEUTICS INC. ("ENI"). The key asset in the acquisition is the Alzheimer's disease compound AZD-103;

- RECEIVED CLEARANCE FROM BOTH THE UNITED STATES FOOD AND DRUG ADMINISTRATION ("FDA") AND THERAPEUTIC PRODUCTS DIRECTORATE OF HEALTH CANADA TO COMMENCE PHASE I CLINICAL TRIALS to evaluate the pharmacokinetics, safety and tolerability of escalating doses of AZD-103 in healthy volunteers;

- POSITIVE RESULTS RELEASED FROM CANADIAN PHASE I CLINICAL TRIAL OF AZD-103 showed that AZD-103 has a favourable pharmacokinetic profile and preliminary safety data indicated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study.

HCV-IET - HEPATITIS C --

- ANNOUNCED INTERIM DATA FROM A PHASE I/II CLINICAL TRIAL OF HCV-IET IN HEPATITIS C NON RESPONDERS.

In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

28 MANAGEMENT'S DISCUSSION AND ANALYSIS


SUSTAINING FINANCIAL STRENGTH --

- COMPLETED AN OFFERING FOR 15,575,000 COMMON SHARES at a price of $0.69 per common share for net cash proceeds of $9,648,600;


- RECEIVED THE FIRST ANNIVERSARY PAYMENT OF $475,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc.("SCT").

OTHER --

- ACQUIRED FROM PROTANA INC.("PROTANA"), THE OPTIMOL LEAD DISCOVERY TECHNOLOGY, A PATENTED, STATE-OF-THE-ART DRUG DISCOVERY SYSTEM that will enable the Company to identify and optimize lead compounds in considerably less time than current industry standards;

- TO DATE, THE CORPORATION POSSESSES OR EXCLUSIVELY LICENSES 32 ISSUED PATENTS. DURING THE YEAR THE COMPANY WAS ISSUED THREE US PATENTS. The first claims composition of matter for the diabetes regenerative agent E1, the second claims E1-I.N.T.(TM) methods for treating diabetes patients, and the third claims the use of Transition's interferon enhancer EMZ702 and alpha or beta interferons for the treatment of viral diseases, including hepatitis C.

The Company's cash, cash equivalents and short-term investments were $15,005,437 at June 30, 2006 and the Company's net working capital position was $14,286,044. The Company currently believes that it has adequate financial resources to meet anticipated expenditures until early fiscal 2008.

STRATEGIC ACQUISITIONS During the year ended June 30, 2006, the Company completed the following acquisitions:

ELLIPSIS NEUROTHERAPEUTICS INC.

On March 13, 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused ENI. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

AZD-103 meets all the key criteria for an Alzheimer's disease therapeutic, it is efficacious in different models, crosses the blood-brain barrier and achieves levels higher than those required for efficacy in the cerebrospinal fluid, and has an excellent safety profile in pre-clinical studies. AZD-103 is well positioned to be an effective therapy for preventing or reversing Alzheimer's disease by inhibiting the aggregation and accumulation of amyloid beta in the brain, a hallmark pathology of this debilitating disease.

With the completion of the share purchase agreement with ENI Directors announced February 27, 2006 and the acceptance of the tender offer by ENI's other shareholders announced on March 13, 2006 (the "PURCHASE AGREEMENTS"), Transition now owns 100% of ENI. Under the Purchase Agreements, Transition acquired the remaining 66.8% of ENI it did not already own. Transition acquired this remaining interest in exchange for 18,985,308 Transition common shares. In addition, ENI shareholders are entitled to a series of payments, contingent on AZD-103 achieving certain clinical milestones, potentially totalling up to $12.8 million payable in Transition common shares at then market prices and a royalty of up to 1% on net sales of AZD-103 product.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 29


ASSET ACQUISITION FROM PROTANA INC.

Effective November 1, 2005, the Company acquired certain assets of Protana
Inc., a private company. Included in the assets acquired is the Optimol technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. Prior to the acquisition management determined that certain assets (the "IDENTIFIED ASSETS") were not consistent with the Company's corporate strategy and decided to sell the identified assets. Under the terms of the agreement, the net proceeds received from the sale of the identified assets will be split equally with a group of specified creditors.

Under the terms of the agreement the assets were purchased from Protana in exchange for $3.1 million cash, assumption of approximately $3.0 million long-term debt secured by the acquired equipment [U.S. $2,543,372], and 2.0 million common shares valued at $1.18 million, net of share issuance costs.

PROGRAMS Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies are as follows:

I.N.T.(TM) TECHNOLOGY FOR DIABETES

GENERAL -- Insulin-dependent diabetes is a chronic, life-long disease that results when the pancreas produces no or too little insulin to properly regulate blood sugar levels. Insulin-dependent diabetics become dependent on administered insulin for survival. It has been estimated by the American Diabetes Association that there are approximately 4 to 5 million Americans suffering from this disease.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of insulin-dependent diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.(TM) products E1-I.N.T.(TM) and GLP1- I.N.T.(TM). Transition has completed enrolment for its Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These trials have been cleared by the FDA and are proceeding at multiple clinical sites in the U.S.

LICENSING AGREEMENT -- In August 2004, the Company signed a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop I.N.T.(TM) for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.(TM) technology except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, will total U.S.$48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed GLP1-I.N.T.(TM) technology.

On July 17, 2006, the Company and Novo Nordisk amended the Licensing Agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T.(TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment paid US$500,000 to the Company. Additionally, the Company has received from Novo Nordisk US$500,000 in research and development funding in calendar 2006. The financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.(TM) developmental milestone payments potentially totalling US$46 million plus commercial milestone payments and royalties on future net sales of E1-I.N.T.(TM) products.

30 MANAGEMENT'S DISCUSSION AND ANALYSIS


As of June 30, 2006, under the Licensing Agreement, in addition to a $6 million equity investment, the Company has received a total of $2,880,553 (U.S. $2,250,000). Of this total, $1,968,580 (U.S. $1,500,000) has been recorded as deferred revenue and will be recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $131,244 was recognized during fiscal 2006.

The remaining $911,973 (U.S. $750,000) was received for expenditures relating to a joint research program. Of this amount, $385,676 (U.S. $317,130) has been spent on joint research expenses incurred and the balance of $526,297 (U.S.$432,870) has been recorded as current deferred revenue until the corresponding research expenses are incurred in fiscal 2007.

In addition, under the terms of an agreement between the Company and the General Hospital Company ["GHC"], the Company paid to GHC sub-licensing fees of $132,400 [U.S. $100,000], in respect of certain payments received under the Licensing Agreement. These sub-licensing fees have been recorded as deferred charges and are being amortized as research and development expenses over the term of the Licensing Agreement. For the year ended June 30, 2006, sub-licensing fees amortized as research and development, net, amounted to $8,832.

E1- I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. Transition has received FDA clearance to initiate exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics.

Transition has completed enrolment for these two clinical trials which are evaluating efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up. During fiscal 2006 the Company announced blinded safety and efficacy data from the ongoing exploratory Phase IIa clinical study of E1-I.N.T.(TM) for type I diabetes patients. Preliminary data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favorable safety profile when the therapy was titrated to maximal doses.

Transition currently advances the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to exercise their option under the terms of the Licensing Agreement to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision Transition will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

GLP1- I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, GLP-1, with G1, is currently in pre-clinical development. The Company has entered into an agreement with the JDRF to support the clinical development of GLP1- I.N.T.(TM) over the next two years.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 31


EXPENDITURES FOR THE I.N.T.(TM) PROGRAM -- During the year ended June 30, 2006, the Company incurred direct research and development costs for this program as follows:

                        I.N.T.(TM) Program(1)
                        ---------------------
                                  $
Clinical studies              2,213,216
Manufacturing                   989,792
Other direct research           128,817
                              ---------
TOTAL                         3,331,825
                              ========

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

I.E.T. FOR MS AND HEPATITIS C

GENERAL -- Interferon Enhancing Therapy ("I.E.T.") is a development initiative for Transition that has resulted in the discovery and development of two drug products: HCV-I.E.T. for hepatitis C and MS-I.E.T for multiple sclerosis ("MS").

HCV-I.E.T. FOR HEPATITIS C -- Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of cases.

HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-(beta) and ribavirin. The combination of EMZ702 with interferon-(beta) and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon-(beta) and ribavirin alone.

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial was designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-(beta) and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients. In the trial, hepatitis C patients who have not responded to a pegylated interferon and ribavirin product, receive twice-weekly treatments of EMZ702 administered along with the same pegylated interferon and ribavirin product for 12 weeks.

In August 2006, the Company announced data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

MS-I.E.T. FOR MS -- Transition is actively seeking a partner for the MS-I.E.T. product and its clinical development. Upon an MS-I.E.T. partnership or at the completion of Transition's current trials in diabetes, Alzheimer's disease and hepatitis C, the Company will evaluate options to increase the number of clinical sites and rate of patient enrolment.

32 MANAGEMENT'S DISCUSSION AND ANALYSIS


EXPENDITURES FOR THE I.E.T. PROGRAM -- During the year ended June 30,2006,the Company incurred direct research and development costs for this program as follows:

                        I.E.T. Program(1)
                        -----------------
                                 $
Clinical studies              695,860
Manufacturing                 384,121
Other direct research          25,105
                            ---------
TOTAL                       1,105,086
                            =========

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

AZD-103 FOR ALZHEIMER'S DISEASE

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50%.In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least U.S.$100 billion annually. Scientists have so far discovered at least one gene that increases risk for late-onset disease.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In November, 2004, the Company acquired a 17% interest in ENI, a company developing therapeutics for Alzheimer's disease. During the first quarter of fiscal 2006, this interest increased to 18.5% as the Company met the first milestone of the services agreement and earned 100,000 ENI common shares. During the three-month period ended December 31, 2005, the Company met the second milestone and earned 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%. In February 2006, the Company acquired an additional 1,500,000 common shares of ENI resulting from the exercise of Exchange Rights, further increasing its interest in ENI to 33.2%. In March 2006, the Company announced the acquisition of all the remaining outstanding shares of Alzheimer's focused ENI that the Company did not already own. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and tolerability of escalating doses of AZD-103 in healthy volunteers. The study demonstrated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study. In August 2006, the Company also received clearance from the FDA to commence a subsequent Phase I clinical trial evaluating higher doses of AZD-103.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 33


EXPENDITURES FOR THE AZD-103 PROGRAM -- On March 10, 2006, the Company acquired the remaining outstanding shares of ENI. The assets and liabilities of ENI have been included in the consolidated financial statements of the Company as of March 10, 2006. For the period from March 10, 2006 until June 30, 2006, the Company incurred direct research and development costs for the program as follows:

                        AZD-103 Program(1)
                        ------------------
                                 $
Pre-clinical studies         1,029,876
Manufacturing                  376,791
Other direct research          201,827
                             ---------
TOTAL                        1,608,494
                             =========

(1) These costs are direct research costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

DRUG DISCOVERY INITIATIVES -- As part of the acquisition of the Optimol drug discovery technology, Transition has assumed a series of drug discovery programs and acquired lead molecules to cancer and osteoporosis targets. Transition has completed an evaluation of these programs and has prioritized drug discovery activities to accelerate the identification and optimization of novel lead molecules. The Company is pursuing a number of discovery programs to advance novel lead molecules into pre-clinical development.

THE NEXT STEPS

Transition's goal for each of the above programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company's technologies are illustrated below:

ALZHEIMER'S DISEASE

                                     (CHART)

DIABETES

                                     (CHART)

HEPATITIS C

                                     (CHART)

34 MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERALL PERFORMANCE During fiscal 2006, the Company continued to advance its lead products through the clinic. The Company has completed enrollment for its two E1-I.N.T.(TM) Phase IIa clinical trials in type I and type II diabetic patients and reported data from its Phase I/II trial of HCV- I.E.T in hepatitis C non-responders. In addition, the acquisition of ENI has broadened the Company's product pipeline to include AZD-103, a disease modifying Alzheimer's compound.

During the year ended June 30, 2006, the Company strengthened its cash position by completing an offering for 15,575,000 common shares for net cash proceeds of $9,648,600. The Company's cash and cash equivalents and short-term investments were $15,005,437 at June 30, 2006. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2008.

The Company's net loss for the year ended June 30,2006 increased by $9,318,293 or 66% to $23,541,401 from the loss of $14,223,108 reported in fiscal 2005. The increase in net loss is primarily due to increases in research and development and amortization expenses, partially offset by an increase in recovery of future income taxes, the details of which are as follows:

-- The increase in research and development expenses was primarily the result of an increase in clinical program expenses relating to the Company's I.N.T.(TM) and I.E.T. on-going clinical trials, costs incurred to advance AZD-103 to Phase I clinical trials, increase in costs relating to the lead discovery system purchased from Protana, and additions to the Company's product development team;

-- The increase in amortization expense is resulting from the technology, products and patents acquired from ENI as well as the technology, patents and workforce resulting from the purchase of certain assets of Protana;

-- As a result of the ENI acquisition, the Company set up a future income tax liability relating to the technology, products and patents acquired. The Company has recorded an income tax recovery of $1,760,347 resulting from the recognition of future income tax assets relating mainly to loss carry-forwards and a reduction in future income tax liability resulting from the amortization of the technology acquired from ENI.

In upcoming periods, the Company's losses are expected to increase primarily as a result of increased clinical expenditures as the Company continues the clinical development of multiple products. These losses will be partially off-set by the recovery of future income taxes relating primarily to the ENI technology, products and patents.

SELECTED ANNUAL INFORMATION The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years:

                                                                    JUNE 30,     June 30,     June 30,
                                                                      2006         2005         2004
                                                                   ----------   ----------   ----------
                                                                        $            $            $
Revenue                                                               371,174      109,370           --
Net loss(1)                                                        23,541,401   14,223,108   10,559,501
Basic and diluted net loss per common share and Class B share(2)         0.17         0.12         0.12
Total assets                                                       59,411,349   40,429,192   42,229,389
Total long-term liabilities(3)                                     18,669,347      869,691    1,465,819
Cash dividends declared per share                                          --           --           --

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December 2004.

(3) Total long-term liabilities exclude deferred revenue, a non-financial liability.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 35


ANNUAL RESULTS - YEAR ENDED JUNE 30, 2006 COMPARED TO YEAR ENDED JUNE 30, 2005

RESULTS OF OPERATIONS -- For the fiscal year ended June 30, 2006, the Company recorded a net loss of $23,541,401 ($0.17 per common share) compared to a net loss of $14,223,108 ($0.12 per common share) for the fiscal year ended June 30, 2005. This increase in net loss of $9,318,293 or 66% is primarily due to increases in research and development and amortization expenses, partially offset by an increase in recovery of future income taxes.

LICENSING FEES -- Licensing fees increased by $21,874 or 20% to $131,244 for the year ended June 30, 2006 from $109,370 for the year ended June 30, 2005. Licensing fees represent the recognition of revenue from the Licensing Agreement with Novo Nordisk, as described above under the heading, "Licensing Agreement". Based on the current recognition term of 15 years, licensing fees are expected to be approximately $33,000 per quarter.

RESEARCH AND DEVELOPMENT -- Research and development expenses increased to $11,060,455 for the fiscal year ended June 30, 2006 from $3,944,096 for the same period in 2005. This significant increase of $7,116,359 or 180% was primarily the result of an increase in clinical program expenses relating to the Company's I.N.T.(TM) and I.E.T. on-going clinical trials, increase in costs relating to the lead discovery system purchased from Protana, costs incurred to advance AZD-103 to Phase I clinical trials, and additions to the Company's product development team.

The Company anticipates that research and development expenses in fiscal 2007 will be comparable to fiscal 2006 as the Company will incur costs to complete the Phase IIa clinical trial for E1-I.N.T.(TM) in patients with type I & II diabetes and the Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Also, the Company will incur research and development costs relating to advancing AZD-103 through Phase I, costs associated with GLP1-I.N.T.(TM) which is currently in preclinical development, and costs relating to the drug discovery platform.

GENERAL AND ADMINISTRATIVE -- General and administrative expenses increased to $3,140,800 for the fiscal year ended June 30, 2006 from $2,944,105 for the fiscal year ended June 30, 2005. This increase of $196,695 or 7% primarily resulted from increased operating costs relating to the relocation of the Company's facilities and the relocation of the drug discovery group to the same facility, partially off set by a reduction in recruiting fees and reduced bank charges resulting from improved cash management. The Company anticipates that general and administrative expenses will increase during fiscal 2007 as the Company incurs additional corporate development and investor relations costs, in line with the Company's strategy for its next stage of growth.

AMORTIZATION -- Amortization for the year ended June 30, 2006 increased by $2,539,784 or 31% to $10,749,411 as compared to $8,209,627 for the year ended
June 30, 2005. The increase in amortization expense resulted from the technology, products and patents acquired from ENI of $30,713,885 as well as the technology, patents and workforce of $4,412,594 resulting from the purchase of certain assets of Protana. In the absence of additional acquisitions, the Company anticipates that amortization expense will increase in fiscal 2007 due to the full year impact of amortization of the technology acquired in the ENI and Protana transactions, partially offset by a reduction in the amortization of the Waratah technology which will be fully amortized in the third quarter of fiscal 2007.

RECOVERY OF FUTURE INCOME TAXES -- Recovery of future income taxes for the year ended June 30, 2006 increased by $712,593 or 68% to a recovery of $1,760,347 as compared to a recovery of $1,047,754 for the year ended June 30, 2005. As a result of the ENI acquisition, the Company set up a future income tax liability relating to the technology, products and patents acquired. The Company has recorded an income tax recovery resulting from the

36 MANAGEMENT'S DISCUSSION AND ANALYSIS


recognition of future income tax assets related mainly to ENI loss carry-forwards and a reduction in future income tax liability resulting from the amortization of the technology acquired from ENI. The prior year income tax recovery was derived from the reduction of the future income tax liability which related to the acquisition of Waratah in 2002 and as of June 30, 2005, had been reduced to nil as Waratah had sufficient future tax assets to offset the liability. The Company anticipates that the recovery of future income taxes will increase in fiscal 2007 as the full year impact of the amortization of the ENI technology will result in a reduction in future income tax liability corresponding to an increase in recovery of future income taxes.

INTEREST INCOME, NET -- Interest income, net for the fiscal year ended June
30, 2006, was $413,380 as compared to $513,822 for the fiscal year ended June 30, 2005. Interest income for fiscal 2006 increased by $39,232 but was offset by interest expense of $139,674 resulting from the long-term debt obligation assigned in conjunction with the purchase of assets from Protana, resulting in a net decrease in interest income, net of $100,442 or 20%.

In the absence of additional financing, interest income, net is expected to decrease in fiscal 2007.

CAPITAL EXPENDITURES -- During the fiscal year ended June 30, 2006, the Company's capital expenditures were $234,919 as compared to $140,584 for the fiscal year ended June 30, 2005. The expenditures during fiscal 2006 were primarily for computer equipment and capital expenditures relating to the relocation of the Company's office facilities and leasehold improvements relating to the premises occupied by the drug discovery group at the Company's facilities. The Company anticipates that the capital expenditures for fiscal 2007 will decrease slightly as the leasehold improvements relating to the relocation of the drug discovery group are completed.

TRANSFER OF SCT -- On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement included an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2006 of nil. Future proceeds will be recorded as a gain upon receipt.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 37


SUMMARY OF QUARTERLY RESULTS The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at June 30, 2006.

                                      First       Second      Third       Fourth
                                     Quarter     Quarter     Quarter     Quarter       Year
                                    ---------   ---------   ---------   ---------   ----------
2006                                    $           $           $           $            $
Revenue                               114,901     190,651      32,811      32,811      371,174
Net loss(1)                         4,322,288   5,307,972   6,536,992   7,374,149   23,541,401
Basic and diluted net loss per
   Common Share                          0.04        0.04        0.05        0.04         0.17

2005                                       $           $           $           $            $
                                       ---------   ---------   ---------   ---------   ----------
Revenue                                   10,937      32,811      32,811      32,811      109,370
Net loss(1)                            2,543,441   3,660,041   3,504,427   4,515,199   14,223,108
Basic and diluted net loss per
   Common Share and Class B Share(2)        0.02        0.03        0.03        0.04         0.12

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December 2004.

The fluctuations of Transition's quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana and ENI, recognition of equity losses resulting from ENI and SCT, changes in the recovery of future income taxes and the growth of the Company's management team.

FOURTH QUARTER RESULTS The following table is a summary of selected information for the three-month periods ended June 30, 2006 and June 30, 2005:

                                                                 2006         2005
                                                              ----------   ---------
                                                                   $           $
Revenue - Licensing fees                                          32,811      32,811
Research and development, net                                  3,997,421   1,167,069
General and administrative                                       876,601     929,312
Amortization                                                   4,204,014   2,018,605
Interest income, net                                             131,750     127,903
Losses of company transferred under contractual arrangement       83,181     507,697
Recovery of future income taxes                               (1,714,275)    (18,966)
Net loss                                                       7,374,149   4,515,199

REVIEW OF OPERATIONS -- For the three-month period ended June 30, 2006, the Company's net loss increased by $2,858,950 or 63% to $7,374,149 compared to $4,515,199 for the same period in fiscal 2005.

Research and development expenses increased by $2,830,352 or 243% to $3,997,421 compared to $1,167,069 for the same period in fiscal 2005. This increase was primarily due to increased clinical program expenses relating to the Company's I.N.T.(TM) and I.E.T. on-going clinical trials, increase in costs relating to the lead discovery system purchased from Protana and costs incurred to advance AZD-103 to a Phase I clinical trial.

38 MANAGEMENT'S DISCUSSION AND ANALYSIS


General and administrative expenses decreased $52,711 or 6% to $876,601 from $929,312 for the same period in fiscal 2005. This decrease primarily resulted from decreased recruitment costs, partially offset by increased operating costs relating to the relocation of the Company's facilities and the relocation of the drug discovery group to the same facility.

Amortization expense increased $2,185,409 or 108% to $4,204,014 from $2,018,605 for the same period in fiscal 2005. This increase resulted from the amortization expense relating to the technology, products and patents acquired from ENI as well as the technology, patents and workforce resulting from the purchase of certain assets of Protana.

Interest income, net, increased $3,847 or 3% to $131,750 from $127,903 for the same period in fiscal 2005. This increase in interest income was the result of higher rates of interest earned on the short-tem investments in the fourth quarter of fiscal 2006 compared to fiscal 2005.

Recovery of future income taxes increased $1,695,309 to $1,714,275 compared to $18,966 for the same period in fiscal 2005. The current year fourth quarter recovery of future income taxes relates to the recognition of future income tax assets related to loss carry-forwards and a reduction in future income tax liability resulting from the amortization of the technology acquired from ENI. The income tax recovery for the same period in the prior year was derived from the reduction of the future income tax liability which related to the acquisition of Waratah in 2002.

STRATEGIC ACQUISITIONS During the fourth quarter of fiscal 2006, the Company engaged a third party valuation specialist to perform an independent estimate of value for the technology, products and patents acquired in the ENI transaction. The revised fair value resulting from the estimate of value has been used to finalize the ENI purchase equation. As a result, the fair value of intangible assets acquired increased to $30,713,885 from $19,876,595 as previously disclosed in the Company's third quarter results at March 31, 2006. This increase in fair value of the intangible assets acquired has resulted in corresponding increases in future income tax liability and contingent consideration payable. Future income tax liability increased to $10,708,534 from $6,700,044 and contingent consideration payable increased to $10,520,692 from $3,809,524, as previously reported in the Company's third quarter results.

FINANCING ACTIVITIES -- There were no financing activities during the fourth quarter of fiscal 2006.

CRITICAL ACCOUNTING ESTIMATES The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management's most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

RESEARCH INVENTORY -- Research inventory, which is recorded at the lower of cost and net realizable value, represents material that will be used in future studies and clinical trials and will be recorded as research and development expense in the period used. Inventories are continually reviewed for slow moving, obsolete and excess materials. Inventory that is identified as slow-moving, obsolete or excess is evaluated to determine if an adjustment is required. A significant change to the Company's business model could have a significant impact on the value of inventory and results of operations.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 39


VALUATION AND AMORTIZATION OF INTANGIBLE ASSETS -- The Company's intangible assets are comprised of purchased or licensed pharmaceutical technology, patents and workforce. The cost of the Company's intangible assets are amortized over an estimated useful life of 5 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset's carrying value.

REFUNDABLE INVESTMENT TAX CREDITS -- The Company incurs research and development expenditures which are eligible for refundable investment tax credits from the provinces of Ontario and Quebec. The investment tax credits recorded are based on our best estimates of amounts expected to be recovered. Actual investment tax credits received are based on the ultimate determination of the taxation authorities and, accordingly these amounts may vary from the amounts recorded.

VALUATION ALLOWANCE FOR FUTURE TAX ASSETS -- The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes.
However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

EQUITY BASED VALUATIONS -- When the Company issues equity based instruments (i.e. stock options and exchange rights), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company's stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company's dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

RECOGNITION OF DEFERRED REVENUE -- As a result of the Licensing Agreement, the Company has recorded deferred revenue which will be taken into income over the term of the Licensing Agreement. As the term of the Licensing Agreement is based on the life of the underlying patents, which varies among the patents, management has used its judgment to determine an appropriate period over which to recognize the deferred revenue. Actual results could differ materially from the estimates made by management.

40 MANAGEMENT'S DISCUSSION AND ANALYSIS


NEW ACCOUNTING POLICIES There were no new accounting policies required to be adopted during the year.

RECENT ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants has issued a number of pronouncements that will affect the Company's financial reporting in fiscal 2007 and beyond. The Company is currently evaluating the implications of these pronouncements on its financial reporting. These pronouncements include:

SECTION 3855 FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT -- This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives based on specified criteria.

SECTION 3861 FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION -- This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with classification matters while the disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments and their business purposes and risks.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS As at June 30, 2006, Transition's management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition's disclosure controls and procedures are effective.

There have been no significant changes in Transition's internal control over financial reporting during the year ended June 30, 2006, that have materially affected, or are reasonably likely to materially affect Transition's internal control over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW -- The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, management fees, and licensing fees. The Company has incurred a cumulative deficit to June 30, 2006 of $70,027,491. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options and interest earned on cash deposits, short-term investments and investment tax credits.

The Company's cash, cash equivalents and short-term investments and the Company's working capital position were $15,005,437 and $14,286,044, respectively, at June 30, 2006, a decrease from June 30, 2005 balances of $20,598,969 and $20,284,440, respectively. The decrease is primarily the net result of the increased operating expenditures incurred during the year, a $3,109,756 cash payment made to purchase the assets of Protana Inc., and $2,740,795 cash repayments of the long-term debt obligation assumed in conjunction with the Protana asset purchase, partially offset by, the proceeds from the bought deal financing of $9,648,600, cash acquired from ENI of $1,040,471, and the

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 41


first anniversary payment received from SCT of $475,000. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2008.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

FINANCING ACTIVITIES -- During the year ended June 30, 2006, the Company completed an offering for 15,000,000 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 2,250,000 common shares of the Company at a price of $0.69 per share to cover over-allotments. The underwriters purchased an additional 575,000 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,098,150, resulting in net cash proceeds of $9,648,600.

CONTRACTUAL OBLIGATIONS -- Minimum payments under our contractual obligations as of June 30, 2006 are as follows:

                                         LESS THAN    1 - 3     4 - 5    After 5
                                           1 YEAR     Years     Years     Years      Total
                                         ---------   -------   -------   -------   ---------
                                             $          $         $         $          $
Operating Leases                           160,048   320,096   320,096   150,000     950,240
Capital leases                              18,390    30,401        --        --      48,791
Collaboration agreements                   197,665        --        --        --     197,665
Clinical and toxicity study agreements   3,440,116        --        --        --   3,440,116
Manufacturing agreements                   201,768        --        --        --     201,768
                                         ---------   -------   -------   -------   ---------
TOTAL                                    4,017,987   350,497   320,096   150,000   4,838,580
                                         =========   =======   =======   =======   =========

In addition, the Company has also licensed various technologies for its programs. The material licensing agreements are disclosed in the Company's financial statements.

RELATED PARTY TRANSACTIONS During fiscal 2006, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a company controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2006 were $1,388 and are included in general and administrative expenses. The balance owing at June
30, 2006 is $443. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

42 MANAGEMENT'S DISCUSSION AND ANALYSIS


OUTSTANDING SHARE DATA

AUTHORIZED -- The authorized share capital of the Company consists of an unlimited number of common shares.

ISSUED AND OUTSTANDING -- The following details the issued and outstanding equity securities of the Company:

COMMON SHARES --

As at September 13, 2006,the Company has 157,459,239 common shares outstanding.

STOCK OPTIONS --

As at September 13, 2006, the Company has 4,083,035 stock options outstanding (on an after exchanged basis for Waratah options) with exercise prices ranging from $0.28 to $2.10 and expiry dates ranging from September 18, 2006 to August 3, 2011. At September 13, 2006, on an if-converted basis, these stock options would result in the issuance of 4,083,035 common shares at an aggregate exercise price of $3,566,231.

RISKS AND UNCERTAINTIES Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Company's technologies are currently in either the research and development stage or early in the clinical development stage, which are both risky stages for a company in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans.

The Company's products will require additional development and testing, including extensive toxicity and other clinical testing, before the Company will be able to apply to obtain regulatory approval to market the product commercially. To date, the Company has not introduced a product into the market and there is no assurance that research and development programs conducted by the Company will result in any commercially viable products. If a product is approved for sale, there is no assurance that the Company will generate adequate funds to continue development or will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection, and the regulatory environment that can influence the Company's ability to be profitable.

FINANCIAL AND HUMAN RESOURCES -- As of June 30,2006,the Company had cash, cash equivalents and short-term investments of $15,005,437 and working capital of $14,286,044. The Company anticipates that it will need additional financing in the future to fund its ongoing research and development programs and general corporate requirements. We may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements for the Company to fund its research and the ability of the Company to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Company's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS 43


To continue the Company's research and development programs and to conduct future clinical trials, the Company will rely upon employees, collaborators and other third party relationships. There is no assurance that the Company will be able to maintain or establish these relationships as required.

HISTORY OF OPERATING LOSSES -- Since our inception, we have incurred significant losses each year. We expect to incur significant operating losses as we continue our product research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic products if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

COMPETITION -- The pharmaceutical industry is very competitive and there is frequent introduction of new products and technologies. Even if the Company develops a product, there is no assurance that it will be accepted in the marketplace which may result in insufficient product revenue to become profitable. The Company's success will depend, in part, on its ability to continue to enhance its existing technologies as well as develop new technologies that address the changing needs of the market.

PATENT PROTECTION -- The success of the Company will be, in part, dependent on obtaining and maintaining patent protection for our products. Our ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. There is no assurance that our patent applications will be approved on the basis submitted, if at all. In addition, any patents issued to the Company may be challenged, invalidated or circumvented.

PRECLINICAL AND CLINICAL TESTING -- The Company is not able to predict the results of pre-clinical and clinical testing of drug products, including the products of the Company. It is not possible to accurately predict, based on studies or testing in laboratory conditions or in animals, whether a product will prove to be safe or effective in humans. In addition, success in one stage of human testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of the Company's products will yield satisfactory results that will enable the Company to progress toward commercialization of such products. Unsatisfactory results may cause the Company to reduce or abandon future testing or commercialization of particular products, and this may have a material adverse effect on the Company.

REGULATORY ENVIRONMENT -- Although we are in the process of developing several products, these products are subject to regulation in Canada, the US and other countries. There is no assurance that regulatory approval will be granted for any of the Company's Products. The regulatory process could cause several problems for the Company including, but not limited to, delays in receipt of approvals which could result in time delays in the Company's programs, limitations on intended use which could result in smaller markets for the Company's products and failure to obtain necessary approvals, which could force the Company to cease development of one or more of its products.

POTENTIAL PRODUCT LIABILITY -- The Company may be subject to product liability claims in connection with the use of its products, and there can be no assurance that product liability insurance will be available at commercially reasonable terms.

44 MANAGEMENT'S DISCUSSION AND ANALYSIS


Product liability claims might also exceed the amounts or fall outside of such coverage. Claims against the Company, regardless of their merit or potential outcome, may also have a material adverse effect on the Company's ability to obtain physician endorsement of its products or expand its business.

In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. Failure to satisfy such insurance requirements could impede the ability of the Company or potential distributors of the Company's products to achieve broad retail distribution of its proposed products, which would have a material adverse effect on the Company.

DEPENDENCE ON THIRD PARTIES -- The Company is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Company does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Company can obtain such materials and services.

OTHER RISKS -- The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. In addition, the Company's share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Company's business and in the biotechnology industry in general. The expectations of the Company made by securities analysts could also have a significant impact on the trading price of the Company's shares.

OTHER Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

                        CONSOLIDATED FINANCIAL STATEMENTS

46 CONSOLIDATED FINANCIAL STATEMENTS


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of TRANSITION THERAPEUTICS INC. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements and in other sections of this Annual Report.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management and with the shareholders' auditors. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders' auditors have full access to the Audit Committee, with and without management being present. The consolidated financial statements have been examined by the shareholders' independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.


/s/ Tony Cruz                           /s/ Elie Farah
-------------------------------------   ----------------------------------------
Tony Cruz                               Elie Farah
Chief Executive Officer                 Chief Financial Officer

September 13, 2006

                                            CONSOLIDATED FINANCIAL STATEMENTS 47


AUDITORS' REPORT

To the Shareholders of
TRANSITION THERAPEUTICS INC.

We have audited the consolidated balance sheet of TRANSITION THERAPEUTICS INC. as at June 30, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at and for the year ended June 30, 2005 were audited by other auditors who expressed an opinion without reservation in their report dated August 12, 2005.


/s/ PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

August 31, 2006
(except for Note 22 which is as of October 16, 2006)

48 CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS
As at June 30

                                                                     2006          2005
                                                                 -----------   -----------
                                                                      $             $
ASSETS
CURRENT
Cash and cash equivalents [note 5]                                 4,074,582     6,598,221
Short-term investments [note 5]                                   10,930,855    14,000,748
Receivables                                                          371,663       170,116
Investment tax credits receivable [note 6]                         1,176,066       566,339
Research inventory                                                   587,501       709,444
Prepaid expenses and deposits                                        469,956       407,524
Assets held for sale [note 4]                                        381,948            --
                                                                 -----------   -----------
TOTAL CURRENT ASSETS                                              17,992,571    22,452,392
Long-term research inventory                                       2,638,098     1,872,643
Deferred charges [note 9]                                            116,208       125,040
Capital assets, net [note 7]                                       1,596,643       453,166
Intangible assets [note 8]                                        37,067,829    12,310,463
Investment in ENI [note 3]                                                --     2,121,566
Net assets transferred under contractual arrangement [note 10]            --     1,093,922
                                                                 -----------   -----------
                                                                  59,411,349    40,429,192
                                                                 ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                           3,396,013     2,150,933
Current portion of long-term debt [note 12]                          292,124            --
Current portion of deferred revenue [note 9]                         657,541       465,107
Current portion of obligation under capital leases [note 19]          18,390        17,019
                                                                 -----------   -----------
TOTAL CURRENT LIABILITIES                                          4,364,068     2,633,059
Deferred revenue [note 9]                                          1,596,727     1,727,972
Liability to ENI subject to guaranteed share value obligation             --       820,900
Obligation under capital leases [note 19]                             30,401        48,791
Leasehold inducement                                                 102,888            --
Future tax liability [note 15]                                     8,015,366            --
Contingent consideration payable [note 3]                         10,520,692            --
                                                                 -----------   -----------
TOTAL LIABILITIES                                                 24,630,142     5,230,722
                                                                 -----------   -----------
Commitments [note 19]
Guarantees [note 20]
Subsequent events [note 22]
SHAREHOLDERS' EQUITY
Share capital
   Common shares [note 13[b]]                                     99,563,853    77,254,351
   Contributed surplus                                             4,469,987     2,811,966
   Stock options [note 13[d]]                                        774,858       743,628
   Warrants [note 13[c]]                                                  --       486,615
   Exchange Rights [note 13[e]]                                           --       388,000
Deficit                                                          (70,027,491)  (46,486,090)
                                                                 -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                                        34,781,207    35,198,470
                                                                 -----------   -----------
                                                                  59,411,349    40,429,192
                                                                 ===========   ===========

See accompanying notes
On behalf of the Board:


/s/ Tony Cruz                           /s/ Christopher Henley
-------------------------------------   ----------------------------------------
Tony Cruz                               Christopher Henley
Director                                Director

                                            CONSOLIDATED FINANCIAL STATEMENTS 49


CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
Years ended June 30

                                                                            2006          2005
                                                                        -----------   -----------
                                                                             $             $
REVENUES
Management fees from ENI                                                    239,930            --
Licensing fees                                                              131,244       109,370
                                                                        -----------   -----------
                                                                            371,174       109,370
                                                                        -----------   -----------
EXPENSES
Research and development [note 6]                                        11,060,455     3,944,096
General and administrative                                                3,140,800     2,944,105
Amortization                                                             10,749,411     8,209,627
Foreign exchange (gain) loss                                                (82,043)        6,357
Loss on disposal of capital assets and assets held for sale                  58,034            --
Loss on short-term investments                                               63,000            --
                                                                        -----------   -----------
                                                                         24,989,657    15,104,185
                                                                        -----------   -----------
Loss before the following                                               (24,618,483)  (14,994,815)
Interest income, net                                                        413,380       513,822
Equity loss in ENI [note 3]                                                (477,723)     (183,626)
Losses of company transferred under contractual arrangement [note 10]      (618,922)     (606,243)
                                                                        -----------   -----------
Loss before income taxes                                                (25,301,748)  (15,270,862)
Future income taxes recovery [note 15]                                    1,760,347     1,047,754
                                                                        -----------   -----------
NET LOSS FOR THE YEAR                                                   (23,541,401)  (14,223,108)
                                                                        -----------   -----------
DEFICIT, BEGINNING OF YEAR,
AS ORIGINALLY STATED                                                    (46,486,090)  (32,217,802)
Adjustment for change in accounting policy
   related to stock-based compensation [note 2]                                  --       (45,180)
                                                                        -----------   -----------
DEFICIT, BEGINNING OF YEAR, AS RESTATED                                 (46,486,090)  (32,262,982)
                                                                        -----------   -----------
DEFICIT, END OF YEAR                                                    (70,027,491)  (46,486,090)
                                                                        ===========   ===========
BASIC AND DILUTED NET LOSS PER COMMON SHARE [note 13[b][iv]]                  (0.17)        (0.12)
                                                                        ===========   ===========

See accompanying notes

50 CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30

                                                                               2006          2005
                                                                           -----------   -----------
                                                                                $             $
OPERATING ACTIVITIES
Net loss for the year                                                      (23,541,401)  (14,223,108)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                                                           387,274       128,201
      intangible assets                                                     10,655,113     8,136,604
      deferred charges                                                           8,832            --
      leasehold inducement                                                          --       (21,578)
   Leasehold inducement                                                        102,888            --
   Write-off of research inventory                                             296,687        76,825
   Recovery of future income taxes                                          (1,760,347)   (1,048,324)
   Stock-based compensation expense                                            405,699       379,374
   Equity loss in ENI                                                          477,723       183,626
   Losses of company transferred under contractual arrangement [note 10]       618,922       606,243
   Loss on disposal of capital assets and assets held for sale                  58,034            --
   Loss on short-term investments                                               63,000            --
   Management fees from ENI                                                   (239,930)           --
   Foreign exchange loss (gain)                                                (36,012)           --
                                                                           -----------   -----------
                                                                           (12,503,518)   (5,782,137)
Net change in operating assets and liabilities [note 17]                       232,953      (484,338)
                                                                           -----------   -----------
CASH USED IN OPERATING ACTIVITIES                                          (12,270,565)   (6,266,475)
                                                                           -----------   -----------
INVESTING ACTIVITIES
Redemption (purchase) of short-term investments                              3,189,893   (14,000,748)
Acquisition of Protana assets [note 4]                                      (3,109,756)           --
Investment in ENI [note 3]                                                    (381,062)   (1,096,292)
Purchase of capital assets                                                    (234,919)     (114,764)
Proceeds on disposal of capital assets                                           3,573            --
Net cash received from contractual arrangement [note 10]                       475,000       254,996
Cash received on acquisition of ENI [note 3]                                 1,040,471            --
ENI acquisition costs                                                         (253,296)           --
                                                                           -----------   -----------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                729,904   (14,956,808)
                                                                           -----------   -----------
FINANCING ACTIVITIES
Proceeds from bought deal financing,net [note 13 [b]]                        9,648,600            --
Proceeds from assets held for sale                                           2,118,220            --
Repayment of long term debt                                                 (2,740,795)           --
Repayment of obligation under capital leases                                   (17,019)      (20,554)
Proceeds from issuance of common shares, net [note 13[d][i]]                     8,016    10,200,903
                                                                           -----------   -----------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                              9,017,022    10,180,349
                                                                           -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD      (2,523,639)  (11,042,934)
Cash and cash equivalents,beginning of period                                6,598,221    17,641,155
                                                                           -----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                     4,074,582     6,598,221
                                                                           -----------   -----------

See accompanying notes

                                            CONSOLIDATED FINANCIAL STATEMENTS 51


1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. ["Transition"or the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of diabetes, Alzheimer's disease and hepatitis C.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. ["Waratah"] and Waratah's wholly-owned subsidiary,Waratah Pharmaceuticals Corporation. Effective March 10, 2006, these consolidated financial statements also include the accounts of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., and 1255206 Ontario Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the valuation of intangible assets, investment tax credits receivable, future income tax assets, inventory and impairment assessments of capital and intangible assets. Actual results could differ from the estimates used.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents are comprised of only highly liquid investments with original maturities of less than ninety days at the time of purchase and are valued at cost, which approximates fair value.

Short-term investments are temporary investments with original maturities of greater than ninety days and less than one year at the time of purchase and equity securities that are expected to be disposed of in the next fiscal year. Short-term investments are valued at the lower of cost and market.

INVESTMENT TAX CREDITS

Investment tax credits ["ITCs"] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the related expenses or capital expenditures to which they relate.

52 CONSOLIDATED FINANCIAL STATEMENTS

RESEARCH INVENTORY

Research inventory, which is recorded at the lower of cost and net realizable value, represents material that will be used in future studies and clinical trials and will be recorded as research and development expense in the period it is used.

CAPITAL ASSETS

Capital assets, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment               30% and 45%
Office equipment and furniture   20%
Laboratory equipment             20%

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

INTANGIBLE ASSETS

Intangible assets consist of technology, patents and workforce. Intangible assets are recorded at cost and are being amortized on a straight line basis over 5 years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses its technology for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at June 30, 2006, no impairment of capital assets and intangible assets was determined.

LEASES

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed as incurred.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

                                            CONSOLIDATED FINANCIAL STATEMENTS 53


VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 [AcG-15], "Consolidation of Variable Interest Entities", effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities ["VIEs"] refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should be consolidated.

The Company has analyzed its interests in entities which it does not wholly own and has determined that it has an interest in one VIE, Stem Cell Therapeutics Inc. ("SCT"). SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Company has determined that it is not the primary beneficiary of SCT and therefore consolidation is not required. The nature of the Company's involvement with SCT is further described in note 10.

FINANCIAL INSTRUMENTS

Financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, receivables, investment tax credits receivable, accounts payable and accrued liabilities, obligation under capital leases, long term debt and contingent consideration payable. Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in fair value of a financial asset is other than temporary, the financial asset is written-down to its fair value.

As at June 30, 2006 and 2005, there are no significant differences between the carrying values of these amounts and their estimated market values because of the short term to maturity except for contingent consideration payable. It is not practicable to determine the fair value of the contingent consideration payable.

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars.

REVENUE RECOGNITION

Upfront payments received in accordance with licensing agreements are deferred and amortized into income on a systematic basis over the term of the agreement. Amounts the Company expects to earn in the current fiscal year are included in current portion of deferred revenue and amounts expected to be earned in subsequent periods are included in deferred revenue.

Interest income is recognized on an accrual basis.

RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.

STOCK BASED COMPENSATION

In accordance with the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", the Company expenses stock-based compensation awards for fiscal years beginning on or after January 1, 2004. Effective July 1, 2004, the Company adopted the recommendations of the amended CICA Handbook
Section 3870, which will result in the fair value method of accounting being used for all stock-based compensation. The impact of the adoption was a one time increase to deficit of $45,180, to stock options of $39,755 and to common shares of $5,425.

54 CONSOLIDATED FINANCIAL STATEMENTS

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 14.

Compensation expense is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included in equity as stock options.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. If other assumptions are used, stock-based compensation could be significantly impacted.

The stock option balance, included in shareholders' equity, is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, the amount initially recorded for the options in stock options is credited to common shares, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

NET LOSS PER COMMON SHARE

Basic net loss per common share is determined by dividing the net loss by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net loss per common share is in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year. All options are excluded from the calculation of diluted loss per common share as their effect is anti-dilutive.

FOREIGN EXCHANGE TRANSLATION

FOREIGN SUBSIDIARY -- The Company's foreign indirect subsidiary is considered to be an integrated foreign operation and its accounts have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are re-measured at the exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are measured at historical rates. Revenue and expenses are measured at the average rate for the year. Resulting gains and losses are included in the consolidated statements of loss and deficit.

FOREIGN CURRENCY TRANSACTIONS -- Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in the consolidated statements of loss and deficit.

                                            CONSOLIDATED FINANCIAL STATEMENTS 55


3. ACQUISITION OF ELLIPSIS NEUROTHERAPEUTICS INC. ["ENI"]

Under the terms of the initial ENI agreement ("Initial Agreement") dated November 4, 2004, the Company acquired a 17% interest in ENI with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company's management services.

Under the terms of the Initial Agreement, the Company received 2,400,000 ENI common shares, in exchange for i) 884,956 common shares of the Company "the Acquired Shares", ii) $1,000,000 in cash and iii) 4,000,000 (the "Exchange Rights"). Each Exchange Right allowed the holder to convert one ENI common share into 0.8264 common shares of the Company, until February 4, 2006.

With respect to the Acquired Shares, if at the second anniversary of the agreement, the aggregate of the total proceeds from any sale of the Acquired Shares and the fair market value of the Acquired Shares retained (at that time) by ENI is less than $1,000,000, then the Company will compensate ENI for any deficiency. As a result of this obligation, the Company assigned a nominal value to the shares issued and recorded a liability, net of the Company's interest.

In addition, under the terms of the Services Agreement ("Services Agreement") through leading the development of the ENI products, the Company had the potential to earn up to 1,600,000 ENI common shares over the 24-month period ending November 4, 2006, through the achievement of milestones. The fair value of any ENI common shares earned was recorded as revenue at the time the milestone was achieved. During the first quarter of fiscal 2006, Transition increased its interest in ENI to 18.5% as the Company met the first milestone and earned 100,000 ENI common shares. During the second quarter of fiscal 2006 the Company met the second milestone and earned an additional 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%.

On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the value of the Exchange Rights exercised of $145,500 for a total of $1,009,437. This transaction increased the Company's ownership in ENI to 33.2%. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.

On March 10, 2006, the Company completed the step acquisition of ENI for share consideration of 18,985,308 Transition common shares, contingent clinical milestones potentially totaling $12.8 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of AZD-103 product. The common shares issued are subject to a resale restriction period ranging from 4 to 12 months from the date of issue. Accordingly, for accounting purposes, the common shares issued have been discounted resulting in a fair value of approximately $0.57 per share. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression and improve symptoms such as cognitive function. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of 1255205 Ontario Inc. and 1255206 Ontario Inc.

56 CONSOLIDATED FINANCIAL STATEMENTS

The acquisition was accounted for as a step acquisition. The Company recognized its equity interest in the results of ENI from November 4, 2004 until March
10, 2006. The assets, liabilities and expenses of ENI have been included in the consolidated financial statements of the Company for the period of March 11, 2006 to June 30, 2006. Total consideration, which was determined by the fair value of the consideration given as at the date of the acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

                                                                $
ASSETS ACQUIRED
Cash                                                        1,040,471
Receivables                                                    33,596
Research inventory                                          1,183,975
Investment tax credits receivable                             591,851
Prepaid expenses                                                2,400
Capital assets                                                  1,960
Technology, products and patents [note 8]                  30,713,885
Investments                                                 1,183,000
Future income tax asset                                       932,820
                                                           ----------
                                                           35,683,958
LESS LIABILITIES ASSUMED
Accounts payable and accrued liabilities                       98,747
Loan payable [note 12[b]]                                      67,500
Future income tax liabilities                              10,708,534
                                                           ----------
NET ASSETS ACQUIRED                                        24,809,177
                                                           ==========
CONSIDERATION GIVEN
Investment in ENI, including accumulated equity loss        2,443,935
Common shares [note 13[b]]                                 10,727,317
Common shares issued for Exchange Rights [note 13[e][i]]      863,937
Contingent consideration payable                           10,520,692
Acquisition costs                                             253,296
                                                           ----------
                                                           24,809,177
                                                           ==========

The net of the amounts assigned to assets acquired and liabilities assumed exceeded the cost of the purchase ("excess"--sometimes referred to as "negative goodwill"). The Company has included in liabilities contingent consideration payable equivalent to the lesser of the maximum amount of the contingent consideration and the excess.

                                            CONSOLIDATED FINANCIAL STATEMENTS 57


4. ACQUISITION OF ASSETS FROM PROTANA INC.

Effective November 1, 2005, the Company purchased certain assets of Protana Inc. ("Protana"), a private company.

Under the terms of the agreement, the Company has purchased assets of Protana in exchange for approximately $3.1 million cash, assumption of approximately $3.0 million long-term debt [US $2,543,372], and 2.0 million common shares valued at $1.18 million. The common shares issued are subject to a resale restriction period ranging from 6 to 10 months from the date of issue. Accordingly, for accounting purposes, the common shares issued have been discounted resulting in a fair value of approximately $0.59 per share.

Total consideration for the purchased assets of Protana, including acquisition costs, has been allocated to the estimated fair values on the date of acquisition as follows:

                                                              $
                                                          ---------
ASSETS ACQUIRED
Prepaids                                                     47,450
Assets held for sale [i]                                  2,551,168
Capital assets                                            1,304,479
Technology [note 8]                                       3,459,633
Patents [note 8]                                            329,685
Workforce [note 8]                                          623,276
                                                          ---------
                                                          8,315,691
LESS LIABILITIES ASSUMED
Long-term debt [note 12]                                  3,001,433
Accounts payable and accrued liabilities                  1,019,933
                                                          ---------
NET ASSETS ACQUIRED                                       4,294,325
                                                          =========
CONSIDERATION GIVEN
Cash paid, including transaction costs                    3,109,756
Common shares, net of share issuance costs [note 13[b]]   1,184,569
                                                          ---------
                                                          4,294,325
                                                          =========

[i] Management has determined that some of the assets purchased are not consistent with the Company's corporate strategy and has decided to sell these assets. Under the terms of the agreement, the net proceeds received from the sale of the assets will be split equally with a group of specified creditors. Management anticipates that these assets will be sold within the next twelve months and, accordingly, they are disclosed as assets held for sale. At June 30, 2006, the balance of assets held for sale is $381,948.

58 CONSOLIDATED FINANCIAL STATEMENTS


5. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Substantially all of the Company's cash equivalents are invested in short-term investment accounts that invest in commercial paper and short-term instruments with a rating of R-1 or higher. The annualized rate of return on these funds at June 30, 2006 was 3.1% [2005--2.3%].

Short-term investments consist of bank acceptances and medium term note debentures totaling $10,810,855 at June 30, 2006 with interest rates between 3.9% and 4.0% and maturity dates between August 1, 2006 and August 28, 2006. Short-term investments also consist of equity securities with a market value of $120,000 as of June 30, 2006. Management intends to dispose of these securities within the next fiscal year and accordingly, they have been classified as current.

6. INVESTMENT TAX CREDITS

For the year ended June 30, 2006, investment tax credits of $202,000 [2005--$247,763] were recorded as a reduction of research and development expenses. In addition, upon acquisition of ENI, the Company acquired investment tax credits of $591,851[note 3].

7. CAPITAL ASSETS

Capital assets consist of the following:

                                             JUNE 30, 2006
                                 ------------------------------------
                                                               NET
                                              ACCUMULATED      BOOK
                                    COST     AMORTIZATION     VALUE
                                 ---------   ------------   ---------
                                     $             $            $
Computer equipment                 242,731      115,266       127,465
Office equipment and furniture     255,761      120,651       135,110
Laboratory equipment             1,726,231      554,348     1,171,883
Leasehold improvements             228,860       66,675       162,185
                                 ---------      -------     ---------
                                 2,453,583      856,940     1,596,643
                                 =========      =======     =========

                                             June 30, 2005
                                 ------------------------------------
                                                               Net
                                              Accumulated     book
                                    Cost     amortization    value
                                 ---------   ------------   ---------
                                     $             $            $
Computer equipment                 151,024      101,007       50,017
Office equipment and furniture     237,451       98,579      138,872
Laboratory equipment               525,654      261,377      264,277
Leasehold improvements              58,139       58,139           --
                                   -------      -------      -------
                                   972,268      519,102      453,166
                                   =======      =======      =======

Included in the value of computer equipment and office equipment and furniture at June 30, 2006 is equipment under capital lease with a cost of $99,934 [June 30, 2005--$113,434] and accumulated amortization of $43,425 [June 30, 2005--$37,821].

                                            CONSOLIDATED FINANCIAL STATEMENTS 59


8. INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                                          JUNE 30, 2006
                                                             --------------------------------------
                                                                                             NET
                                                                           ACCUMULATED      BOOK
                                                                COST      AMORTIZATION      VALUE
                                                             ----------   ------------   ----------
                                                                  $             $             $
Technology acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")                          39,799,917    35,488,259     4,311,658
Technology acquired from Biogenesys, Inc.                       137,000       125,579        11,421
Technology acquired from Protana [note 4]                     3,459,633       461,287     2,998,346
Technology, products and patents acquired from ENI [note 3]  30,713,885     2,060,316    28,653,569
Workforce acquired from Protana [note 4]                        623,276        83,103       540,173
Patents acquired from Protana [note 4]                          329,685        43,956       285,729
Patent portfolio [note 18[d]]                                   286,000        19,067       266,933
                                                             ----------    ----------    ----------
                                                             75,349,396    38,281,567    37,067,829
                                                             ==========    ==========    ==========

                                                             June 30, 2005
                                                --------------------------------------
                                                                                Net
                                                              Accumulated      book
                                                   Cost      amortization      value
                                                ----------   ------------   ----------
                                                     $             $             $
Technology acquired on acquisition of Waratah   39,799,917    27,528,275    12,271,642
Technology acquired from Biogenesys, Inc.          137,000        98,179        38,821
                                                ----------    ----------    ----------
                                                39,936,917    27,626,454    12,310,463
                                                ==========    ==========    ==========

The amortization to be taken on intangible assets by fiscal year is as follows:

            $
        ---------
2007   11,405,575
2008    7,082,495
2009    7,082,495
2010    7,082,495
2011    4,414,769
       ----------
       37,067,829
       ==========

60 CONSOLIDATED FINANCIAL STATEMENTS


9. DEFERRED REVENUE AND DEFERRED CHARGES

In August 2004, the Company signed a licensing agreement with Novo Nordisk A/S ["Novo Nordisk"] [the "Licensing Agreement"]. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Islet Neogenesis Therapy [I.N.T.(TM)] technology, except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk will pay to the Company upfront and milestone payments which, assuming all development milestones are achieved, will total U.S. $48 million, an equity investment in the Company of $6 million [note 13[b][iii]] and commercial milestone payments and royalty payments on net sales. This licensing agreement has been amended, see Subsequent event note 22[c].

The Licensing Agreement also provides for the Company to continue advancing programs that are already in clinical development, specifically E1-I.N.T.(TM). The Company has received clearance from the U.S. Food and Drug Administration to initiate clinical trials for E1-I.N.T.(TM), in patients with both type I and type II diabetes, to evaluate efficacy, safety and tolerability and has commenced both trials. The Company will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk will retroactively reimburse the Company for costs incurred.

To date, under the Licensing Agreement, the Company has received a total of $2,880,553 [U.S.$2,250,000]. Of this total, $1,968,580 [U.S. $1,500,000] was recorded as deferred revenue and is being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue recognized for the year ended June 30, 2006 is $131,244 [2005--$109,370].

The remaining $911,973 [U.S.$750,000] was received for expenditures relating to a joint research program. Of this amount, $385,676 [U.S. $317,130] has been spent on joint research expenses incurred and the balance of $526,297 [U.S.$432,870] has been recorded as current deferred revenue until the corresponding research expenses are incurred in fiscal 2007.

Under the terms of an agreement between the Company and the General Hospital Corporation ["GHC"], the Company paid to GHC sub-licensing fees of $132,400 [U.S. $100,000], in respect of certain payments received under the Licensing Agreement. These sub-licensing fees have been recorded as deferred charges and are being amortized as research and development, net over the term of the Licensing Agreement, which has been estimated as 15 years. For the year ended June 30, 2006, sub-licensing fees amortized as research and development, net, amounted to $8,832 [2005--$7,360]. Note 19[d].

                                            CONSOLIDATED FINANCIAL STATEMENTS 61


10. ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2006 of nil. Future proceeds will be recorded as a gain upon receipt.

During fiscal 2006, the Company received the first anniversary payment of $475,000 in cash. Total payments received to date in the amount of $800,000, net of disposition costs of $58,403, have been recorded against the assets transferred.

SCT incurred losses, including the amortization of the related technology, of $618,922 during the year ended June 30, 2006, which have been recorded as losses of company transferred under contractual arrangement with the corresponding amount reducing assets transferred under contractual arrangement. Total SCT losses recorded since October 2004 are $1,225,165.

The following table shows the changes in the Company's interest in the net assets of SCT during the period from October 4, 2004 to June 30, 2006:

                                                 $
                                             ---------
NET ASSETS AT OCTOBER 4, 2004                1,966,762
Payments received, net of disposition costs   (266,597)
Equity losses recorded                        (606,243)
                                             ---------
NET ASSETS AT JUNE 30, 2005                  1,093,922
Payments received                             (475,000)
Equity losses recorded                        (618,922)
                                             ---------
NET ASSETS AT JUNE 30, 2006                         --
                                             =========

62 CONSOLIDATED FINANCIAL STATEMENTS


11. PROVISION FOR FACILITY CLOSURE

In connection with the acquisition of Waratah on January 15, 2002, the Company consolidated the management team and closed the Woburn Facility. As a result, the Company recorded provisions for severance and lease exit costs. The following table shows the changes in these provisions during the years ended June 30, 2006 and 2005:

                             Severance   Lease exit
                               costs        costs       Total
                             ---------   ----------   --------
                                 $            $           $
PROVISION AT JUNE 30, 2004       --        516,185     516,185
Payments during 2005             --       (306,659)   (306,659)
                                ---       --------    --------

PROVISION AT JUNE 30, 2005       --        209,526     209,526
Payments during 2006             --       (209,526)   (209,526)
                                ---       --------    --------
BALANCE AT JUNE 30, 2006         --             --          --
                                ===       ========    ========

The lease on the Woburn Facility expired in April 2006.

12. LONG TERM DEBT

[a] In conjunction with the Protana asset purchase, the Company entered into an Assignment and Assumption Agreement with Oxford Finance Corporation ("Oxford") and assumed the full amount of Protana's indebtedness to Oxford in the amount of $2,543,372 USD as at November 1, 2005.

The full amount of the indebtedness is secured by certain assets purchased from Protana. The Company is authorized to sell these assets and the full proceeds from the sale will be applied against the outstanding principal balance of the loan, in the form of a Disposition Payment. Disposition Payments are not subject to Prepayment Fees.

In addition to Disposition Payments, the Company may voluntarily prepay in full, but not in part, the entire principal amount of indebtedness outstanding as of the date of the prepayment. Prepayments are subject to prepayment fees. If the prepayment occurs prior to the first anniversary of the loan, the Company will be required to pay 5% of the then outstanding principal amount of the indebtedness. After the first anniversary date of the loan, the prepayment fee reduces to 2% of the outstanding principal balance. Changes in the loan balance from the date of acquisition are as follows:

                                                                                      $
                                                                                 ----------
Oxford loan payable, interest at 9.41%, payable in monthly blended payments of
   US $121,283, secured by specified equipment, payable in full on September
   1, 2007 [note 4]                                                               3,001,433
Disposition Payments                                                             (1,682,646)
Principal repayments                                                               (990,651)
Foreign exchange gain                                                               (36,012)
                                                                                 ----------
BALANCE AS OF JUNE 30, 2006--DUE IN ONE YEAR                                        292,124
                                                                                 ==========

[b] As a result of the ENI acquisition, the Company acquired the following debt:

                                                                                 $
                                                                              -------
Canadian Gene Cure Foundation note payable, non-interest bearing payable in
   full by June 30, 2006 [note 3]                                              67,500
Principal repayments                                                          (67,500)
                                                                              -------
BALANCE AS OF JUNE 30, 2006                                                        --
                                                                              =======

                                            CONSOLIDATED FINANCIAL STATEMENTS 63


13. SHARE CAPITAL

[A] AUTHORIZED

At June 30, 2006, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[B] ISSUED AND OUTSTANDING AND CHANGES DURING THE PERIOD

COMMON SHARES                                                       #             $
-------------                                                  -----------   ----------
BALANCE, JUNE 30, 2004                                         106,522,735   66,001,437
Retroactive adjustment for stock-based compensation [note 2]            --        5,425
Issued pursuant to private placement, net [iii]                  5,000,000    5,986,896
Exercise of share purchase warrants [note 13[c][i]]              5,397,387    3,754,956
Exercise of Agents' Warrants [note 13[c][iii]]                   2,147,699    1,288,619
Exercise of stock options [note 13[d][i]]                          143,300      217,018
Shares issued to ENI [note 3]                                      884,956           --
                                                               -----------   ----------
BALANCE, JUNE 30, 2005                                         120,096,077   77,254,351
Shares issued for purchased assets of Protana, net [note 4]      2,000,000    1,184,569
Issued pursuant to a bought deal financing, net [i]             15,575,000    9,648,600
Issued on exercise of Exchange Rights [note 3]                   1,239,600    1,009,437
Issued on acquisition of ENI, net [note 3]                      18,985,308   10,727,317
Issued to acquire patent portfolio [note 18[d]]                    414,492      286,000
Exercise of stock options [note 13 [d][i]]                          22,902       13,054
Cancellation of shares issued to ENI [ii]                         (884,956)    (559,475)
                                                               -----------   ----------
BALANCE, JUNE 30, 2006                                         157,448,423   99,563,853
                                                               ===========   ==========

[i] On January 4, 2006, the Company completed an offering for 15,000,000 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 2, 250,000 common shares of the Company at a price of $0.69 per share to cover over-allotments. The underwriters purchased an additional 575,000 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,098,150, resulting in net cash proceeds of $9,648,600.

[ii] Under the terms of the Initial Agreement with ENI, the Company issued
     884,956 common shares of the Company to ENI. Upon acquisition of 100% of the remaining ENI common shares outstanding, the 884,956 common shares were cancelled. The assigned value of the cancelled shares, in the amount of $559,475 has been reclassified to contributed surplus.

[iii] On August 27, 2004, under the terms of the Licensing Agreement, the
     Company sold 5,000,000 common shares to Novo Nordisk at a purchase price of $1.20 per common share, through a private placement, for a total amount of $6,000,000. The cash proceeds from the private placement, net of expenses, were $5,986,896.

[iv] The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the year ended June 30, 2006 is 135,063,934 [2005--114,854,175].

     For the year ended June 30, 2006, 719,174 [2005--734,698] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

64 CONSOLIDATED FINANCIAL STATEMENTS

[C] SHARE PURCHASE WARRANTS AND AGENTS' WARRANTS

SHARE PURCHASE WARRANTS                                   #           $
-----------------------                              ----------   ---------
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2004    6,782,002   1,126,712
Exercise of share purchase warrants [i]              (5,397,387)   (640,097)
                                                     ----------   ---------

SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2005    1,384,615     486,615
Expiry of share purchase warrants [ii]               (1,384,615)   (486,615)
                                                     ----------   ---------
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2006           --          --
                                                     ==========   =========

AGENTS' WARRANTS                                   #           $
                                              ----------   --------
AGENTS' WARRANTS OUTSTANDING, JUNE 30, 2004    1,431,800    329,314
Exercise of Agents' Warrants [iii]            (1,431,800)  (329,314)
                                              ----------   --------
AGENTS' WARRANTS OUTSTANDING, JUNE 30, 2005           --         --
                                              ==========   ========

[i] Share purchase warrants totaling 5,397,387 were exercised during fiscal 2005. These warrants had a recorded value of $640,097 and resulted in cash proceeds to the Company of $3,114,859.

[ii] Each warrant entitled the holder to purchase one common share of the Company at a purchase price of $1.00. These warrants expired unexercised on February 24, 2006 and the consideration associated with these warrants was reclassified to contributed surplus.

[iii] Agents' Warrants totaling 1,431,800, as well as the underlying share purchase warrants, were exercised during fiscal 2005. These warrants had a recorded value of $329,314 and resulted in cash proceeds to the Company of $959,305.

[D] STOCK OPTIONS

Stock options                                                       #           $
-------------                                                  ----------   --------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2004                        3,585,031    566,997
Retroactive adjustment for stock-based compensation [note 2]           --     39,755
Stock options issued                                            1,182,500         --
Exercise of stock options [i]                                    (143,300)   (77,175)
Stock options expired [ii]                                       (526,069)  (165,323)
Stock based compensation expense                                       --    379,374
                                                               ----------   --------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2005                        4,098,162    743,628
Stock options issued                                            2,192,368         --
Stock options exercised [i]                                       (22,902)    (5,038)
Stock options expired [ii]                                     (2,029,593)  (369,431)
Stock based compensation expense                                       --    405,699
                                                               ----------   --------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2006                        4,238,035    774,858
                                                               ==========   ========

[i]  Stock options totaling 22,902 were exercised in fiscal 2006
     [2005-143,300]. These stock options had a recorded value of $5,038 [2005--$77,175] and resulted in cash proceeds to the Company of $8,016 [2005--$139,843].

                                            CONSOLIDATED FINANCIAL STATEMENTS 65


[ii] Of the stock options that expired during fiscal 2006, 583,331
     [2005--194,165] were included as part of the consideration for the acquisition of Waratah. Accordingly, the consideration associated with these options, in the amount of $367,499 [2005--$122,324] was reclassified to contributed surplus when they expired.

[iii] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30,2006 are $3,744,775 [June 30,2005--$4,746,750].

[E]  EXCHANGE RIGHTS

EXCHANGE RIGHTS [note 3]                          #           $
------------------------                     ----------   --------
EXCHANGE RIGHTS OUTSTANDING, JUNE 30, 2004           --         --
Exchange Rights issued                        4,000,000    388,000
EXCHANGE RIGHTS OUTSTANDING, JUNE 30, 2005    4,000,000    388,000
Exchange Rights exercised [i]                (1,500,000)  (145,500)
Exchange Rights expired unexercised [ii]     (2,500,000)  (242,500)
                                             ----------   --------
EXCHANGE RIGHTS OUTSTANDING, JUNE 30, 2006           --         --
                                             ==========   ========

[i] On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI with a value of $863,937.

[ii] The remaining 2,500,000 Exchange Rights expired unexercised on February 4,
     2006 and the consideration associated with these Exchange Rights was reclassified to contributed surplus.

14.  STOCK-BASED COMPENSATION PLANS

In November 1999, the Company established a Stock Option Plan [the "Plan"] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares, of which 352,856 have been issued, resulting in a remaining maximum of 15,391,986 as at June 30, 2006. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

66 CONSOLIDATED FINANCIAL STATEMENTS

The options acquired through the acquisition of Waratah are governed by the terms of the Waratah option plan which has the same terms and vesting as the Plan.

A summary of options outstanding as at June 30,   2006 under the plans are
presented below:

                                                OUTSTANDING                                  EXERCISABLE
                                 WEIGHTED         WEIGHTED                    WEIGHTED         WEIGHTED
RANGE OF                         AVERAGE          AVERAGE                      AVERAGE          AVERAGE
EXERCISE         NUMBER OF       REMAINING        EXERCISE    NUMBER OF       REMAINING        EXERCISE
 PRICES           OPTIONS    CONTRACTUAL LIFE      PRICE       OPTIONS    CONTRACTUAL LIFE       PRICE
--------         ---------   ----------------   -----------   ---------   ----------------   -----------
    $                #           [YEARS]            $            #             [YEARS]             $
0.28--0.35         329,000          2.2             0.35        233,843          2.2             0.35
0.52--0.80       2,664,869          4.0             0.65        616,107          3.9             0.65
1.08--1.42         777,500          3.0             1.27        574,756          3.0             1.27
1.55--2.10         466,666          0.2             1.93        466,666          0.2             1.93
                 ---------                                    ---------
                 4,238,035                                    1,891,372
                 =========                                    =========


A summary of options outstanding as at June 30, 2005 under the plans are presented below:

                                                Outstanding                                  Exercisable
                                Weighted          Weighted                    Weighted         Weighted
Range of                         average          average                      average         average
exercise         Number of      remaining         exercise    Number of       remaining        exercise
 prices           options    contractual life       price      options    contractual life      price
--------         ---------   ----------------   -----------   ---------   ----------------   -----------
    $                #           [years]             $            #          [years]              $
0.28--0.35         379,000          3.3             0.35        220,986          3.3             0.34
0.63--0.80         997,500          2.2             0.76        608,424          0.7             0.77
1.02--1.42       2,013,331          2.0             1.19      1,648,983          1.5             1.17
1.55--2.30         674,997          0.9             2.01        644,998          0.9             2.03
2.40--3.30          33,334          0.4             3.08         33,334          0.4             3.08
                 ---------                                    ---------
                 4,098,162                                    3,156,725
                 =========                                    =========

For the year ended June 30, 2006, the effect of the adoption of the fair value method of stock-based compensation expense is an increase to general and administrative expense of $255,495 [2005--$246,415] and an increase to research and development, net, of $150,204 [2005--$132,959] with the corresponding total included as an increase to stock options.

The fair value of options granted during fiscal 2006 is $1,032,781 [2005--$873,525] The fair value of the options at the date of grant for the year ended June 30, 2006 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life 4 years [2005--2 to 4 years], volatility between 0.932--1.088 [2005--0.861 and 1.217],risk free interest rate between 2.56% and 3.36% [2005--1.90% and 2.85%] and a dividend yield of 0% [2005--0%].

The weighted average grant date fair value of options granted during the year ended June 30,2006 was $0.47 [2005--$0.74].

                                            CONSOLIDATED FINANCIAL STATEMENTS 67


15.  INCOME TAXES

[a] As at June 30, 2006, the Company has total Canadian non-capital losses of approximately $33,236,000 [2005--$25,452,000] available for carryforward, the benefit of which has not been recorded. The non-capital losses will begin to expire as follows:

            $
       ----------
2007      239,000
2008    5,856,000
2009    6,894,000
2010    3,747,000
2014    2,628,000
2015    4,329,000
2016    9,543,000
       ----------
       33,236,000
       ==========

As at June 30, 2006, the Company also has approximately $10,998,000 [2005--$7,278,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years' taxable income. During fiscal 2006, the Company recorded $202,000 [2005--$247,763] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $1,825,000 [2005--$1,706,000] in federal ITCs that can be carried forward for up to ten years and used to reduce the Company's taxes payable.

[b] Significant components of the Company's future tax assets and liabilities are as follows:

                                                                             2006          2005
                                                                         -----------   -----------
                                                                              $             $
FUTURE TAX ASSETS
Capital and intangible assets                                              1,683,023     1,258,947
Other                                                                         20,192       200,213
Non-capital loss carryforwards                                            11,321,385     9,218,598
Canadian scientific research and experimental development expenditures     3,794,231     2,628,689
Investment tax credits                                                     1,478,313     1,328,673
Financing and share issuance costs                                           677,637       358,199
                                                                         -----------   -----------
TOTAL FUTURE TAX ASSETS                                                   18,974,781    14,993,319
                                                                         -----------   -----------
FUTURE TAX LIABILITIES
Intangible assets                                                        (10,994,708)   (4,432,517)
Capital gains                                                                (13,497)      (10,908)
Leasehold inducement                                                         (33,953)           --
                                                                         -----------   -----------
TOTAL FUTURE TAX LIABILITIES                                             (11,042,158)   (4,443,425)
                                                                         -----------   -----------
                                                                           7,932,623    10,549,894
Less valuation allowance                                                 (15,947,989)  (10,549,894)
                                                                         -----------   -----------
NET FUTURE TAX LIABILITY                                                   8,015,366            --
                                                                         ===========   ===========

68 CONSOLIDATED FINANCIAL STATEMENTS

[c] The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

                                                                 2006         2005
                                                              ----------   ----------
                                                                   $            $
Tax recovery at combined federal and provincial rates         (9,138,850)  (5,084,051)
Adjustment for lower tax rate jurisdictions                           --       (1,161)
Non-deductible permanent differences:
Losses of company transferred under contractual arrangement      223,555      218,975
   Stock-based compensation                                      146,538      137,030
   Equity loss in ENI                                            172,554       66,326
   Other                                                           7,805       10,613
Impact of changes in tax rates                                  (252,276)          --
Utilization of future tax assets                                      --      131,468
Future tax assets not recognized for accounting                7,080,327    3,473,046
                                                              ----------   ----------
                                                              (1,760,347)  (1,047,754)
                                                              ==========   ==========

16.  RELATED PARTY TRANSACTIONS

During fiscal 2006, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2006 were $1,388 [2005--$14,938] and are included in general and administrative expenses. The balance owing at June 30, 2006 is $ 443 [2005--$1,051]. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17.  CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

                                                                2006        2005
                                                              --------   ----------
                                                                  $          $
Receivables                                                   (167,951)      99,917
Investment tax credits receivable                              (17,876)     (54,518)
Research inventory                                             243,776   (2,099,534)
Prepaid expenses and deposits                                  (12,582)    (144,349)
Deferred charges                                                    --     (125,040)
Accounts payable and accrued liabilities                       126,397      792,669
Deferred revenue                                                61,189    1,272,499
Provision for facility closure                                      --     (225,982)
                                                               -------    ---------
                                                               232,953     (484,338)
                                                               =======    =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                                  139,674        7,146
Income tax paid                                                     --          559
                                                               =======    =========

                                            CONSOLIDATED FINANCIAL STATEMENTS 69


18.  NON-CASH TRANSACTIONS

During fiscal 2006 and 2005, the Company entered into the following non-cash activities:

[a] On November 1, 2005, the Company purchased assets of $8,315,691 from Protana for cash consideration of $3,109,756. The remaining consideration was non-cash and was comprised of the issuance of 2,000,000 common shares in the amount of $1,184,569 net of issuance costs, the assumption of long-term debt in the amount of $3,001,433 (US $2,543,372) and liabilities to specified creditors and other arm's-length parties totaling $1,019,933 [note 4].

[b] On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the fair value of the Exchange Rights exercised of $145,500 for a total of $1,009,437.

[c] On March 10, 2006, the Company completed the step acquisition of ENI and acquired net assets of $24,809,177 for total share consideration of $11,591,254, contingent consideration payable of $10,520,692, investment in ENI of $2,443,935 and acquisition costs of $253,296 [note 3].

[d] On March 14, 2006, the Company signed an exclusive license agreement to a patent portfolio with London Health Sciences Centre Research
     Inc. ("Agreement"). Under the terms of the Agreement,the Company issued 414,492 common shares having a value of $286,000 in exchange for the patent portfolio.

[e] Capital assets of nil [2005--$25,820] are included in accounts payable and accrued liabilities at June 30, 2006.

[f] On November 4, 2004, the Company issued 884,956 common shares and 4,000,000 Exchange Rights to acquire an interest in ENI [note 3].


19.  COMMITMENTS

[a] As at June 30, 2006, the Company is committed to aggregate expenditures of $198,000 [2005 -$61,000] under its collaboration agreements. In addition, at June 30, 2006, the Company is committed to aggregate expenditures of approximately $3,440,000 [2005--$2,850,449] for clinical and toxicity studies to be completed during fiscal 2007 and approximately $202,000 [2005--$122,711] for manufacturing agreements.

[b] The Company leases photocopier equipment under a capital lease which expires in December 2008. Future minimum annual lease payments under this lease in aggregate and over the next four years are as follows:

                           $
                        ------
2007                    21,889
2008                    21,889
2009                    10,946
                        ------
                        54,724
Less imputed interest   5,933
                        ------
                        48,791
Less current portion    18,390
                        ------
                        30,401
                        ======

70 CONSOLIDATED FINANCIAL STATEMENTS

[c] The Company leases various premises under operating leases expiring at various dates to June 30, 2011 with an option to extend to 2015. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years and thereafter are as follows:

                $
             -------
2007         160,048
2008         160,048
2009         160,048
2010         160,048
2011         160,048
Thereafter   150,000
             -------
             950,240
             =======

During the year, the rental expense for the various premises under operating leases was $547,694 [2005--$336,421] of which $171,183 [2005--$250,372] was charged against the accrual for facility closure [note 11].

[d]  The following commitments are associated with Waratah:

     [i]  General Hospital Corporation:

          The Company owns 50% of certain patent rights issued in connection with the I.N.T.(TM) technology for the treatment of juvenile diabetes and has a license agreement with GHC whereby GHC assigned the Company an exclusive worldwide license for the remaining 50% of the aforementioned patent rights. Under the license agreement, the Company is committed to making royalty payments of 1.5% on the net sales of any product commercialized based on this technology. This royalty rate can be reduced to 0.75% by the Company through the payment of buy-back options ranging from U.S. $250,000 to U.S. $1.25 million depending on the stage of the development of the I.N.T.(TM) product at the time of the buy-back. In addition, the Company is committed to make payments ranging from 5%-10% of non-royalty sublicense fees and milestone payments received by the Company from Novo Nordisk as described in note 9. The agreement remains in force until the expiration of the last to expire patent.

     [ii] Research Corporation Technologies:

          The Company has a license agreement with Research Corporation Technologies ["RCT"], a company based in Arizona, for the use of RCT's patented protein expression system for the production of the Company's therapeutics proteins. Under the agreement, the Company will pay RCT royalties of 1.5% on net sales, including minimum annual royalties of U.S. $30,000 in 2002 and thereafter for the term of the agreement.

     [iii] London Health Sciences Center Research Inc.("LHSCRI"):

          As disclosed in note 18[d],the Company issued to LHSCRI 414,492 Transition common shares having a value of $286,000. If such shares are sold before October 29, 2006 for proceeds of less than $286,000, the company will provide LHSCRI a cash payment equal to the difference. In addition, LHSCRI is entitled to receive up to $2,650,000 in milestone payments and a royalty of 5% on revenues received by the Company related to the license of the technology. The agreement remains in force until the expiration of the last to expire patent.

                                            CONSOLIDATED FINANCIAL STATEMENTS 71


[e]  The following commitment is associated with ENI [note 3]:

     [i]  AZD-103 Technology License:

          The Company has a worldwide exclusive license to intellectual property relating to AZD-103 with the inventor, an Alzheimer's disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestones of up to $170,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

20.  GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

21.  SEGMENT DISCLOSURE

The Company operates in one business segment, the research and development of therapeutic agents, and operates in Canada.

22.  SUBSEQUENT EVENTS

[a] Signed Global Collaboration Agreement with Elan to Develop and Commercialize the Company's Alzheimer's Disease Drug AZD-103:

     On September 25, 2006, Elan and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, AZD-103, for the treatment of Alzheimer's disease. AZD-103 is a small molecule compound in Phase I clinical development that acts by breaking down and preventing the assembly of beta amlyoid fibrils, a hallmark pathology of Alzheimer's disease.

     Under the terms of the agreement, the Company will receive upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of AZD-103, the Company will be eligible to receive milestone payments of up to US$185 million. Elan and the Company will share the costs and operating profits of AZD-103 if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependent on certain elections that may be made during the development of AZD-103. Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.

72 CONSOLIDATED FINANCIAL STATEMENTS

[b] Research Funding Provided by the Juvenile Diabetes Research Foundation International ("JDRF"):

     The Company and the JDRF entered into an agreement, effective September 13, 2006, in which the JDRF will provide funding to assist in the development of GLP1-I.N.T.(TM) over a two year period. The JDRF will contribute milestone driven payments of up to US$4 million. In return for the funding, the JDRF may receive a multiple of up to five times the funding provided in the form of 5% of GLP1-I.N.T.(TM) revenues received by the Company prior to the time of product regulatory approval with the balance being paid over a five year period following regulatory approval.

[c]  Amendment to the Novo Nordisk License Agreement:

     On July 17, 2006, the Company and Novo Nordisk amended the I.N.T.(TM) license agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T.(TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment paid US$500,000 to the Company. Additionally, the Company has received from Novo Nordisk US$500,000 in research and development funding in calendar 2006. The financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.(TM) developmental milestone payments potentially totalling $US46 million plus commercial milestones and royalties on sales of E1-I.N.T.(TM) products.

     The Company is currently advancing the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

23.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

     The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

SCIENTIFIC AND CLINICAL ADVISORS

DR. PEDRO CUATRECASAS

Former President, Parke Davis Research (Worldwide) Member of the National Academy of Sciences (USA)

DR. DANIEL J. DRUCKER

Professor of Medicine and Director of the Banting and Best Diabetes Center at the Toronto General Hospital, University of Toronto

DR. ALEX RABINOVITCH

Professor of Medicine and Co-Director of the Muttart Diabetes Research and Training Centre at the University of Alberta

DR. ANTHONY J. SINSKEY

Professor of Microbiology, Massachusetts Institute of Technology, Boston Scientific Founder of Genzyme Corp., Merrimack Pharmaceuticals, Tepha, Metabolix

DR. JAY S. SKYLER

Professor of Medicine, Pediatrics and Psychology, in the Division of Endocrinology, Diabetes and Metabolism, Department of Medicine, University of Miami Chairman of the NIDDK Type 1 Diabetes TrialNet Study Group

DR. GORDON C. WEIR

Professor of Medicine, Harvard Medical School, Diabetes Research and Wellness Foundation Chair, Section Head, Islet Transplantation and Cell Biology, Joslin Diabetes Centre Editor-in-chief of the journal Diabetes

DR. BERNARD ZINMAN

Professor of Medicine, University of Toronto Director, Leadership Sinai Center for Diabetes Research Senior Scientist, Samuel Lunenfeld Research Institute

DR. I.G. FANTUS

Professor of Medicine and Physiology, Director, Division of Endocrinology & Metabolism, University of Toronto Director of the Core Laboratory, Banting and Best Diabetes Center at the Toronto General Hospital, University of Toronto

DR. MARK S. FREEDMAN

Director, Multiple Sclerosis Research Unit, University of Ottawa and the Ottawa Hospital Research Institute

DR. MORRIS SHERMAN

Associate Professor of Medicine, University of Toronto

DR. NIGEL GIRGRAH

Assistant Professor of Medicine, University of Toronto Hepatologist, Toronto General Hospital

DR. PETER ST GEORGE-HYSLOP

Director, Center for Research in Neurodegenerative Diseases, University of Toronto Neurologist, University Health Network

74


(PHOTO)

BOARD OF DIRECTORS

From left to right:

President,Henley Capital Corporation

Chairman and Chief Executive Officer,
Transition Therapeutics Inc.

Chairman and Chief Executive Officer, QRxPharma

Former Chief Executive Officer,SkyePharma PLC

President,Chief Executive Officer and Chairman,
IBEX Technologies Inc.

CORPORATE INFORMATION

AUDITORS
PRICEWATERHOUSECOOPERS LLP
77 King St West, TD Centre
Toronto, ON M5K 1G8

TRANSFER AGENT
COMPUTERSHARE TRUST COMPANY OF CANADA
530 - 8th Avenue S.W., Suite 600
Calgary, AB T2P 3S8
Tel:(403) 267-6800
Fax:(403) 267-6529

INVESTOR RELATIONS

For further information, please visit our web site at:
WWW.TRANSITIONTHERAPEUTICS.COM
or contact: Soraya Centeno, Ph.D.
101 College Street, Suite 220
Toronto, ON M5G 1L7
Tel: (416) 260-7770 ext. 243
Fax:(416) 260-2886
scenteno@transitiontherapeutics.com

STOCK EXCHANGE LISTING

The Company's common shares are listed for trading on the Toronto Stock Exchange under the symbol TTH

LEGAL COUNSEL
SECURITIES
Mr. Andrew Grasby
McCarthy Tetrault LLP
Suite 3200, 421 - 7th Avenue S.W.
Calgary, AB T2P 4K9

CORPORATE SECRETARY
Mr. Louis Alexopoulos
Sotos Associates LLP
180 Dundas Street West, Suite 1250
Toronto, ON M5G 1Z8

ANNUAL GENERAL MEETING

This year's AGM will take place at the same location (MaRS) on Monday December 11, 2006 starting at 4:30 p.m. MaRS Discovery District MaRS Centre, South Tower 101 College Street, Ground Floor, Rm CR3 Toronto, Ontario on Monday, December 11, 2006 at 4:30 p.m.

Design: Desjardins Design
www.desjardins-design.com

(TRANSITION THERAPEUTICS INC. LOGO)
www.transitiontherapeutics.com